     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1999


                                                      REGISTRATION NO. 333-76953
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 4
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------
                                  ARIBA, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          7372                  77-0439730
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            1314 CHESAPEAKE TERRACE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 543-3800

         (Address, including zip code, and telephone number, including area code, of the Registrant's principal executive offices)
                                 KEITH J. KRACH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  ARIBA, INC.
                            1314 CHESAPEAKE TERRACE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 543-3800

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------
                                   COPIES TO:

            BROOKS STOUGH                           JEFFREY R. VETTER
           CRAIG M. SCHMITZ                         EDWARD M. URSCHEL
            DAVID W. KLING                          PAMELA A. SERGEEFF
            STEVEN P. CHEN                          Fenwick & West LLP
       Gunderson Dettmer Stough                    Two Palo Alto Square
 Villeneuve Franklin & Hachigian, LLP          Palo Alto, California 94306
        155 Constitution Drive                        (650) 494-0600
     Menlo Park, California 94025
            (650) 321-2400

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------
                     CALCULATION OF REGISTRATION FEE CHART


                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
           TITLE OF EACH CLASS OF                AMOUNT TO BE     OFFERING PRICE PER      AGGREGATE          REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(1)          SHARE(2)       OFFERING PRICE(2)         FEE(3)
Common Stock, $0.002 par value per share....      5,750,000             $22.00           $126,500,000          $35,167


(1) Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).


(3) $23,018.40 of the fee was previously paid in connection with filings on April 23, 1999 and June 1, 1999.

                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED JUNE 21, 1999


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                5,000,000 SHARES


                                     [LOGO]
                                  COMMON STOCK

                               -----------------


ARIBA, INC. IS OFFERING 5,000,000 SHARES OF COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $20 AND $22 PER SHARE.


                              -------------------


OUR COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ARBA."


                              -------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                              -------------------

                                PRICE $  A SHARE

                              -------------------

                                                                            UNDERWRITING
                                                          PRICE TO         DISCOUNTS AND
                                                           PUBLIC           COMMISSIONS      PROCEEDS TO ARIBA
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................          $                   $                   $
TOTAL..............................................          $                   $                   $

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


ARIBA HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 750,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS. MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES OF COMMON STOCK TO PURCHASERS ON
       , 1999.


                              -------------------

MORGAN STANLEY DEAN WITTER

           DAIN RAUSCHER WESSELS
                      A DIVISION OF DAIN RAUSCHER
                             INCORPORATED


                      DEUTSCHE BANC ALEX. BROWN


                                  MERRILL LYNCH & CO.

                              -------------------

                        INTERNET DISTRIBUTION OFFERED BY
DISCOVER BROKERAGE DIRECT                                     E*TRADE SECURITIES

      , 1999

EDGAR description of artwork:

    This graphic depicts a procurement process utilizing the Ariba ORMS and Ariba.com network. There is a colored bar running down the left and right sides of the graphic. The top of the left bar contains the title, "ARIBA ORMS CUSTOMERS". Underneath this title there is a list of customers: "AMD, AUTODESK, BOEHRINGER-INGELHEIM, BRISTOL-MEYERS SQUIBB, CADENCE, CALTEX, CHEVRON, CIBC, CISCO SYSTEMS, CITIZENS, CYPRESS, EARTHGRAINS, FEDERAL EXPRESS CORPORATION, GENERAL MOTORS, HEWLETT-PACKARD, MERCK, NESTLE, OCTEL, PHILIPS, SEAGATE, SONOCO, THE STATE OF CALIFORNIA, TRANSAMERICA, US WEST, VISA". The top of the right bar contains the title, "ARIBA SUPPLIER LINK MEMBERS". Underneath this title there is a list of supplier link members: "BARNESANDNOBLE.COM, BEYOND.COM, BOISE CASCADE, BT OFFICE PRODUCTS, CAP, CHEMDEX, COM-KYL, COMPUCOM SYSTEMS, CORPORATE EXPRESS, CORT FURNITURE RENTAL, DATA IMPRESSIONS, DELL PRODUCTS, DIGITAL RIVER, ELECTRO RENT, ELECTRONIC SALES SYSTEMS, FATBRAIN.COM, FLOW SYSTEMS, GRAND & TOY, HARBINGER, HEWLETT-PACKARD, IMAGEX.COM, INACOM, INTERWORLD, LIFE TECHNOLOGIES, MICROAGE INTEGRATION, NCR SYSTEMEDIA GROUP, NEWARK ELECTRONICS, OFFICE DEPOT, PCORDER.COM, REYNOLDS & REYNOLDS, ROWECOM, SCIQUEST, STAPLES, TELEPRESS, US TECHNOLOGIES, W.W. GRAINGER," 1-800-BATTERIES.

    Between the two bars, there is additional text and a graphic. Over the text and graphic, there is the Ariba logo and the title, "INTERNET-BASED BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE SOLUTIONS FOR OPERATING RESOURCES".

    In the upper left-hand corner of this center section, the text reads: "BUYER BENEFITS Ariba's business-to-business electronic commerce solution links users to approvers and organizations to their suppliers of operating resources. Our intranet-based Ariba ORMS network application enables an organization to streamline and automate complex and unusual business processes. The Ariba ORMS browser-based user interface is accessible on every desktop and is easy to use. Using our Ariba solution, end-users can order and receive requested items more quickly, improving overall productivity. Ariba ORMS also takes advantage of existing investments in enterprise systems, reducing the need to manually enter data into these systems. Ariba ORMS provides corporate-wide data analysis and reporting tools on buying patterns. With this information, organizations can negotiate more favorable contracts with preferred suppliers and maximize procurement economies of scale." In the lower right-hand corner of this center section, the text reads: "SUPPLIER BENEFITS Our Ariba solution provides suppliers the opportunity to increase sales volume and revenues and reduce their sales costs. Our Ariba.com network enables suppliers to utilize existing electronic commerce systems and to differentiate and market their goods and services in their preferred formats. Once online, suppliers can realize cost savings and improved efficiencies resulting from automated transactions and electronic distribution of product information. Our Ariba.com network provides suppliers with greater access to new and existing customers through a global presence and availability 24 hours a day, seven days a week. Ariba ORMS and our Ariba.com network also enable buyers to channel spending to preferred suppliers, providing these suppliers the opportunity to increase revenues that might otherwise be lost to maverick buying."

    Between these two sections of text, there is a graphic divided in half by a line with the word, "Firewall" on it. The left part of the graphic has the title, "INTRANETS" on top, in large, bold text. The central element of the Intranet portion of the graphic is a box with the identifying text, "ARIBA ORMS" appearing underneath. Two lines originate from the ARIBA ORMS box. One leads to two boxes with the identifying text, "Accounting Systems" appearing underneath. The other leads to a box with the identifying text, "Human Resource Management Systems" appearing underneath.

    Below the ARIBA ORMS box, there is a computer with the identifying text, "End-User" appearing underneath. An arrow leads from the End-User computer to another computer with the identifying text, "Approvers" appearing underneath. An arrow leads from the Approvers computer to three sheets of paper, with the text, "Transmit Electronic Purchase Order". An arrow leads from the three sheets of paper to the ARIBA ORMS box.

    A pipe leads from the ARIBA ORMS box, across the Firewall line, to the right part of the graphic, which is titled, "INTERNET". The pipe leads to three boxes, with the identifying text, "ARIBA.COM" appearing underneath. An arrow leads from the ARIBA.COM boxes to three boxes that are set slightly apart from each other, and each of which has the identifying text, "Suppliers" appearing underneath them. In addition to the arrow, three lines originate from the ARIBA.COM boxes. One line goes to each Supplier box. The topmost line has a sheet of paper with the text, "CTML" under it. The middle line has a sheet of paper with the text, "EDI" under it. The bottom line has a sheet of paper with the text, "HTML" under it. An arrow leads from the three supplier boxes to a truck with the word, "Shipment" under it. An arrow leads from the shipment truck back across the Firewall line to the End-User computer.

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           5
Special Note Regarding Forward-Looking
  Statements...................................          17
Use of Proceeds................................          18
Dividend Policy................................          18
Capitalization.................................          19
Dilution.......................................          20
Selected Consolidated Financial Data...........          21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          22

                                                    PAGE
                                                    -----
Business.......................................          34
Management.....................................          49
Certain Transactions...........................          58
Principal Stockholders.........................          59
Description of Capital Stock...................          61
Shares Eligible for Future Sale................          64
Underwriters...................................          66
Legal Matters..................................          68
Experts........................................          68
Additional Information.........................          68
Index to Consolidated Financial Statements.....         F-1

                            ------------------------

    We were incorporated in Delaware on September 17, 1996. Our principal executive offices are located at 1314 Chesapeake Terrace, Sunnyvale, California 94089, and our telephone number is (408) 543-3800. The information on our web site is not incorporated by reference into this prospectus.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    UNTIL       , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

    For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and a limited number of other countries in which we have employees. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

    In this prospectus, "Ariba," "we," "us," and "our" refer to Ariba, Inc. and not to the underwriters. Unless otherwise indicated, all information contained in this prospectus:

    - assumes that the underwriters' over-allotment option is not exercised;

    - reflects the 2-for-1 split of the common stock effected in March 1999 and the 2-for-1 split of the common stock effected in April 1999;

    - except as noted in the consolidated financial statements, gives effect to the conversion of all outstanding shares of preferred stock into 17,845,176 shares of common stock effective upon the closing of this offering; and

    - reflects the exercise of a warrant to purchase 524,400 shares of common stock prior to the closing of this offering.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                     ARIBA

    Ariba is a leading provider of intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources are the goods and services required to operate a company, such as information technology and telecommunications equipment, professional services, MRO (Maintenance, Repair and Operations) supplies, facilities and office equipment, and expense items. Operating resources are often the largest segment of corporate expenditures, representing approximately 33% of an average company's revenues, according to Killen & Associates.

    Today, most organizations buy operating resources through paper-based processes that have remained largely unautomated by the information technology advances of the last 30 years. With the recent widespread adoption of internal computer networks based on the Internet protocol, or "intranets," and the acceptance of the Internet as a business communications platform, organizations can now automate enterprise-wide and inter-organizational commerce activities. As a result, Internet-based business-to-business electronic commerce is expected to grow rapidly from $43 billion in 1998 to $1.3 trillion in 2003, exceeding business-to-consumer electronic commerce by a factor of nine to one in 2003, according to Forrester Research. This market is expected to create a substantial demand for intranet- and Internet-based commerce applications. According to International Data Corporation, the worldwide market for Internet-based electronic commerce procurement and order management applications will experience tremendous growth, increasing from $187 million in 1998 to $8.5 billion in 2003.

    Ariba is pioneering the use of intranets and the Internet to automate the procurement and management of operating resources. Our Operating Resource Management System, Ariba ORMS, enables organizations to automate the procurement cycle within their intranets, lowering the costs associated with operating resources. Our recently launched Ariba.com network is a global business-to-business electronic commerce network for operating resources that enables buyers and suppliers to automate transactions on the Internet. Together, Ariba ORMS and Ariba.com combine intranet-based network applications with an Internet-based network to create a business-to-business electronic commerce solution for operating resources that benefits both buyers and suppliers. Since we began marketing Ariba ORMS in March 1997, it has been licensed by large, multinational industry leaders and public sector organizations including Chevron, Cisco Systems, Federal Express Corporation, Hewlett-Packard, Philips, U S WEST and Visa.

    Our objective is to create the leading Internet-based business-to-business electronic commerce network for operating resources. Our strategy to achieve this objective is to take advantage of the buying power of a large multinational customer base to attract leading operating resource suppliers to our Ariba.com network. We believe a growing number of suppliers in our Ariba.com network will in turn draw more buyers to our network. We also believe this growth cycle will help create a network effect, where the value to each participant in the network increases with the addition of each new participant, increasing the overall value of our Ariba solution.

                                  THE OFFERING


Common stock offered............................  5,000,000 shares
Common stock to be outstanding after this         42,741,396 shares
  offering......................................
Use of proceeds.................................  For working capital and general corporate purposes.
                                                  See "Use of Proceeds."
Proposed Nasdaq National Market symbol..........  ARBA



    The foregoing information is based on 37,741,396 shares outstanding as of March 31, 1999, including 524,400 shares issuable upon exercise of a warrant that will be exercised prior to the closing of this offering. This information does not include (1) 8,145,260 shares of common stock subject to outstanding options under our 1996 stock plan as of March 31, 1999 and (2) 46,544 shares of common stock issuable upon exercise of outstanding warrants. After March 31, 1999, we granted options to purchase an additional 3,441,697 shares of common stock. See "Capitalization," "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan," "--1999 Directors' Stock Option Plan" and Note 3 of Notes to Consolidated Financial Statements.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            YEAR ENDED SEPTEMBER    SIX MONTHS ENDED
                                                                                    30,                MARCH 31,
                                                                            --------------------  --------------------
                                                                              1997       1998       1998       1999
                                                                            ---------  ---------  ---------  ---------
                                                                                                      (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues............................................................  $     760  $   8,363  $   1,215  $  16,338
Gross profit (loss).......................................................       (180)     6,825        688     13,579
Operating expenses........................................................      4,772     18,346      6,255     21,894
Loss from operations......................................................     (4,952)   (11,521)    (5,567)    (8,315)
Net loss..................................................................     (4,679)   (10,953)    (5,299)    (8,128)
Basic and diluted net loss per share......................................  $   (7.31) $   (1.90) $   (1.19) $    (.84)
Weighted average shares used in computing basic and diluted net loss per
  share...................................................................        640      5,762      4,456      9,694
Pro forma basic and diluted net loss per share............................             $    (.47)            $    (.29)
Shares used in computing pro forma basic and diluted net loss per share...                23,263                28,064

    Shares used in computing pro forma basic and diluted net loss per share include the shares used in computing basic and diluted net loss per share adjusted for the conversion of preferred stock to common stock, as if the conversion occurred at the date of original issuance, and the exercise of a warrant for 524,400 shares of common stock, as if the exercise occurred immediately after issuance on June 30, 1998.

    The following table presents the consolidated balance sheet data of Ariba at March 31, 1999. The pro forma column in the consolidated balance sheet data below gives effect to:

    - the exercise of a warrant to purchase 524,400 shares of our common stock immediately prior to this offering at an exercise price of $3.30 per share; and

    - the conversion of each outstanding share of preferred stock into four shares of common stock upon the closing of this offering.


The pro forma as adjusted data gives effect to the sale of the shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $21.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."



                                                                                  MARCH 31, 1999
                                                                        -----------------------------------
                                                                         ACTUAL     PRO FORMA   AS ADJUSTED
                                                                        ---------  -----------  -----------
                                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....................  $  21,433   $  23,163    $ 119,313
Working capital.......................................................      3,843       5,573      101,723
Total assets..........................................................     35,055      36,785      132,935
Long-term debt, net of current portion................................        646         646          646
Total stockholders' equity............................................      7,650       9,380      105,530

                                  RISK FACTORS

    THIS OFFERING AND AN INVESTMENT IN OUR COMMON STOCK INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK. OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

    ARIBA IS AN EARLY-STAGE COMPANY. OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

    Ariba was founded in September 1996 and has a limited operating history. Our limited operating history makes an evaluation of our future prospects very difficult. We began shipping our first product, the Ariba Operating Resource Management System, or Ariba ORMS, in June 1997 and began to operate our Ariba.com network in April 1999. We will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. Many of these risks are described in more detail in this "Risk Factors" section. We may not successfully address any of these risks. If we do not successfully address these risks, our business would be seriously harmed.

    THE MARKET FOR OUR SOLUTIONS IS AT AN EARLY STAGE. WE NEED A CRITICAL MASS OF LARGE BUYING ORGANIZATIONS AND THEIR SUPPLIERS TO IMPLEMENT OUR SOLUTIONS.

    The market for Internet-based operating resource applications and services is at an early stage of development. Our success depends on a significant number of large buying organizations implementing Ariba ORMS and linking with suppliers over the Internet through our Ariba.com network. The implementation of Ariba ORMS by large buying organizations is complex, time consuming and expensive. In many cases, these organizations must change established business practices and conduct business in new ways. Our ability to attract additional customers for our Ariba ORMS products will depend on using our existing customers as reference accounts. As of March 31, 1999, only 31 customers had licensed our Ariba ORMS solution. We began operating our Ariba.com network in April 1999. As of May 31, 1999, only one customer was buying operating resources through our Ariba.com network from a limited number of online suppliers. Accordingly, our operating resource solutions may not achieve significant market acceptance. Unless a critical mass of large buying organizations and their suppliers join our Ariba.com network, our solutions may not achieve widespread market acceptance and our business would be seriously harmed.

    WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE.

    We incurred net losses of $4.7 million in fiscal 1997 and $11.0 million in fiscal 1998. As of March 31, 1999, we had an accumulated deficit of approximately $23.8 million. We expect to derive substantially all of our revenues for the foreseeable future from licensing Ariba ORMS. Although these revenues have grown in recent quarters, we may not be able to sustain these growth rates. In fact, we may not have any revenue growth, and our revenues could decline. Over the longer term, we expect to derive revenues from our Ariba.com network, which is based on an unproven business model. Moreover, we expect to incur significant sales and marketing, research and development, and general and administrative expenses. In the future, we expect to incur substantial non-cash costs relating to the amortization of deferred compensation which will contribute to our net losses. As of March 31, 1999, we had an aggregate of $17.6 million of deferred compensation to be amortized. We expect to record additional deferred compensation with respect to stock option grants made during April 1999 of at least $16.0 million. As a result, we expect to incur significant losses for the foreseeable future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

    Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. Our operating results will likely fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

    Our quarterly operating results may vary depending on a number of factors, including:

    - Demand for both Ariba ORMS and the Ariba.com network;

    - Actions taken by our competitors, including new product introductions and enhancements;

    - Delays or reductions in spending for, or the implementation of, application software by our potential customers as companies attempt to stabilize their computer systems prior to January 1, 2000 in order to reduce the risk of computer system problems associated with the Year 2000;

    - Ability to scale our network and operations to support large numbers of customers, suppliers and transactions;

    - Ability to develop, introduce and market new products and enhancements to our existing products on a timely basis;

    - Changes in our pricing policies or those of our competitors;

    - Ability to expand our sales and marketing operations, including hiring additional sales personnel;

    - Size and timing of sales of our products and services;

    - Success in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including systems integrators and other implementation partners;

    - Compensation policies that compensate sales personnel based on achieving annual quotas;

    - Ability to control costs;

    - Technological changes in our markets;

    - Deferrals of customer orders in anticipation of product enhancements or new products;

    - Customer budget cycles and changes in these budget cycles; and

    - General economic factors.

    Our quarterly revenues are especially subject to fluctuation because they depend on the sale of a small number of relatively large orders for our Ariba ORMS products and related services. As a result, our quarterly operating results may fluctuate significantly if we are unable to complete one or more substantial sales in any given quarter. In many cases, we recognize revenues from product sales on a percentage of completion basis. Accordingly, our ability to recognize these revenues is subject to delays associated with our customers' ability to complete the implementation of Ariba ORMS in a timely manner. In some cases, we recognize revenues on a subscription basis over the life of the subscriptions specified in the contract, which is typically 12 months. Therefore, if we do not book a sufficient number of large orders in a particular quarter, our revenues in future periods could be lower than expected. We have not fully developed our business model for our Ariba.com network. As this business model evolves, the potential for fluctuations in our quarterly results could increase. Furthermore, our quarterly revenues may be affected significantly by other revenue recognition policies and procedures. These policies and procedures may evolve or change over time based on applicable accounting standards and how these standards are interpreted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    We plan to increase our operating expenses to expand our sales and marketing operations, fund greater levels of research and development, develop new partnerships, make tenant improvements to our new facilities, increase our professional services and support capabilities and improve our operational and financial systems. If our revenues do not increase along with these expenses, our business, operating results and financial condition could be seriously harmed and net losses in a given quarter could be even larger than expected.

    In addition, because our expense levels are relatively fixed in the near term and are based in part on expectations of our future revenues, any decline in our revenues to a level that is below our expectations would have a disproportionately adverse impact on our operating results.

    WE EXPECT TO DEPEND ON OUR ARIBA ORMS SOLUTION FOR SUBSTANTIALLY ALL OF OUR REVENUES FOR THE FORESEEABLE FUTURE.

    Our Ariba ORMS products and related services accounted for all of our revenues in fiscal 1998 and for the six months ended March 31, 1999. We anticipate that revenues from our Ariba ORMS products and related services will continue to constitute substantially all of our revenues for the foreseeable future. Consequently, a decline in the price of, or demand for, our Ariba ORMS solution, or its failure to achieve broad market acceptance, would seriously harm our business.

    IMPLEMENTATION OF OUR ARIBA ORMS SOLUTION BY LARGE CUSTOMERS IS COMPLEX, TIME CONSUMING AND EXPENSIVE. WE FREQUENTLY EXPERIENCE LONG SALES AND IMPLEMENTATION CYCLES.

    Ariba ORMS is an enterprise-wide solution that must be deployed with many users within a buying organization. Its implementation by large buying organizations is complex, time consuming and expensive. In many cases, our customers must change established business practices and conduct business in new ways. In addition, they must generally consider a wide range of other issues before committing to purchase our product, including product benefits, ease of installation, ability to work with existing computer systems, ability to support a larger user base, functionality and reliability. Furthermore, because we are one of the first companies to offer an Internet-based operating resource management system, many customers will be addressing these issues for the first time in the context of managing and procuring operating resources. As a result, we must educate potential customers on the use and benefits of our products and services. In addition, we believe that the purchase of our products is often discretionary and generally involves a significant commitment of capital and other resources by a customer. It frequently takes several months to finalize a sale and requires approval at a number of management levels within the customer organization. The implementation and deployment of our products requires a significant commitment of resources by our customers and third-party and/or our professional services organizations. Because we target large customers, our sales cycles range from four to 24 months and average approximately nine months.

    OUR ARIBA.COM NETWORK WAS ONLY RECENTLY INTRODUCED AND IS AT AN EARLY STAGE OF DEVELOPMENT AND MARKET ACCEPTANCE. WE HAVE NOT ESTABLISHED OUR PRICING AND REVENUE MODEL FOR OUR ARIBA.COM NETWORK.

    We began operating our Ariba.com network in April 1999. As of May 31, 1999, only one customer was buying operating resources through our Ariba.com network from a limited number of online suppliers. Broad and timely acceptance of our Ariba.com network, which is critical to our future success, is subject to a number of significant risks. These risks include:

    - Operating resource management and procurement on the Internet is a new market;

    - Our network's ability to support large numbers of buyers and suppliers is unproven;

    - Our need to enhance the interface between our Ariba ORMS product and our Ariba.com network;

    - Our need to significantly enhance the features and services of our Ariba.com network to achieve widespread commercial acceptance of our network; and

    - Our need to significantly expand our internal resources to support planned growth of our Ariba.com network.

    Although we expect to derive a significant portion of our long-term future revenue from our Ariba.com network, we have not yet established our pricing and revenue model for the services associated with our Ariba.com network. If we are unable to establish a pricing and revenue model acceptable to our customers, our Ariba.com network may not be commercially successful. This would seriously harm our business, particularly if we experience a decline in the growth or growth rate of revenues from our Ariba ORMS solution.

    WE PLAN TO CONTRACT WITH A THIRD PARTY TO EXPAND, MANAGE AND MAINTAIN THE COMPUTER AND COMMUNICATIONS EQUIPMENT AND SOFTWARE NEEDED FOR THE DAY-TO-DAY OPERATIONS OF OUR ARIBA.COM NETWORK.

    We plan to contract with a third party to expand, manage and maintain the computer and communications equipment and software needed for the day-to-day operations of our Ariba.com network. Services provided by the third party will likely include managing our Ariba.com network web server, maintaining communications lines and managing network data centers, which are the locations on our network where data is stored. We are engaged in discussions with a large third party to obtain these services but have not entered into a contract with this party. If we do not contract with this third party, we would have to obtain similar services from another provider or perform these functions ourselves. We may not successfully obtain or perform these services on a timely and cost-effective basis. If the installation of the computer and communications equipment and software needed for the day-to-day operations of our Ariba.com network is successfully completed by a third party, we will be entirely dependent on that party to manage, maintain and provide security for it.

    THE BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE INDUSTRY IS VERY COMPETITIVE AND WE FACE INTENSE COMPETITION FROM MANY PARTICIPANTS IN THIS INDUSTRY. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE SERIOUSLY HARMED.

    The market for our solution is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered. We primarily encounter competition with respect to different aspects of our solution from Captura Software, Clarus, Commerce One, Concur Technologies, Extensity, GE Information Services, Intelysis, Netscape Communications and TRADE'ex Electronic Commerce Systems. We may also encounter competition from several major enterprise software developers, such as Oracle, PeopleSoft and SAP. In addition, because there are relatively low barriers to entry in the operating resource management software market, we expect additional competition from other established and emerging companies, as the operational resource management software market continues to develop and expand. For example, third parties that currently help implement Ariba ORMS could begin to market products and services that compete with our own. We could also face competition from companies who introduce an Internet-based operating resource management solution.

    Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than us, significantly greater name recognition and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

    We may not be able to compete successfully against our current and future competitors.

    WE EXPECT REVENUES FROM ARIBA ORMS TO BE CONCENTRATED IN A RELATIVELY SMALL NUMBER OF CUSTOMERS.

    In fiscal 1998, five customers accounted for more than 10% of our total revenues and, in the six months ended March 31, 1999, two customers accounted for more than 10% of our total revenues. We may continue to derive a significant portion of our revenues from a relatively small number of customers in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    WE RELY ON THIRD PARTIES TO IMPLEMENT ARIBA ORMS.

    We rely, and expect to rely increasingly, on a number of third parties to implement Ariba ORMS at customer sites. If we are unable to establish and maintain effective, long-term relationships with our implementation providers, or if these providers do not meet the needs or expectations of our customers, our business would be seriously harmed. This strategy will also require that we develop new relationships with additional third-party implementation providers to provide these services if the number of Ariba ORMS implementations continues to increase. Our current implementation partners are not contractually required to continue to help implement Ariba ORMS. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which would significantly limit our ability to meet our customers' implementation needs. A number of our competitors, including Oracle, SAP and PeopleSoft, have significantly more well-established relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors' products and services rather than our own. In addition, we cannot control the level and quality of service provided by our current and future implementation partners.

    WE DEPEND ON SUPPLIERS FOR THE SUCCESS OF OUR ARIBA.COM NETWORK.

    We expect to depend on suppliers joining our Ariba.com network. Any failure of suppliers to join our Ariba.com network in sufficient and increasing numbers would make our network less attractive to buyers and consequently other suppliers. In order to provide buyers on our Ariba.com network an organized method for accessing operating resources, we rely on suppliers to maintain web-based catalogs, indexing services and other content aggregation tools. Our inability to access and index these catalogs and services would result in our customers having fewer products and services available to them through our solution, which would adversely affect the perceived usefulness of our Ariba.com network.

    WE DEPEND ON THE INTRODUCTION OF NEW VERSIONS OF ARIBA ORMS AND ON ENHANCING THE FUNCTIONALITY AND SERVICES OFFERED BY OUR ARIBA.COM NETWORK.

    If we are unable to develop new software products or enhancements to our existing products on a timely and cost-effective basis, or if new products or enhancements do not achieve market acceptance, our business would be seriously harmed. The life cycles of our products are difficult to predict because the market for our products is new and emerging, and is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete and unmarketable.

For example, Ariba ORMS is written in the Java computer language. If a new software language becomes standard in our industry or is considered more robust than Java, we may need to rewrite Ariba ORMS in another language in order to remain competitive.

    To be successful, our products and services must keep pace with technological developments and emerging industry standards, address the ever-changing and increasingly sophisticated needs of our customers and achieve market acceptance.

    In developing new products and services, we may:

    - Fail to develop and market products that respond to technological changes or evolving industry standards in a timely or cost-effective manner;

    - Encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services;

    - Experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; or

    - Fail to develop new products and services that adequately meet the requirements of the marketplace or achieve market acceptance.

    IF WE FAIL TO RELEASE OUR PRODUCTS IN A TIMELY MANNER, OR IF OUR PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

    We may fail to introduce or deliver new potential offerings on a timely basis or at all. In the past, we have experienced delays in the commencement of commercial shipments of our new releases. If new releases or potential new products are delayed or do not achieve market acceptance, we could experience a delay or loss of revenues and customer frustration. Customers may delay purchases of Ariba ORMS in anticipation of future releases. If customers defer material orders of Ariba ORMS in anticipation of new releases or new product introductions, our business would be seriously harmed.

    NEW VERSIONS AND RELEASES OF ARIBA ORMS MAY CONTAIN ERRORS OR DEFECTS.

    Ariba ORMS is complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. We have in the past discovered software errors in our new releases and new products after their introduction. In the past, we discovered problems with respect to the ability of software written in Java to scale to allow for large numbers of concurrent users of Ariba ORMS. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors, including Year 2000 errors and additional scalability limitations, in new releases or new products after the commencement of commercial shipments. In addition, a delay in the commercial release of the next version of Ariba ORMS could also slow the growth of our Ariba.com network.

    WE COULD BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS AND THIRD PARTY LIABILITY CLAIMS RELATED TO PRODUCTS AND SERVICES PURCHASED THROUGH OUR ARIBA.COM NETWORK.

    Our customers use our products and services to manage their operating resources. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions.

    We plan to have our Ariba.com network provide our customers with indices of products that can be purchased from suppliers participating in our Ariba.com network. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. We will not pre-screen the types of products and services that may be purchased through our Ariba.com network. Some of these products and services could contain performance or other problems. We may not successfully avoid civil or criminal liability for problems related to the products and services sold through our Ariba.com network. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings or to take precautions to ensure that certain products and services are not available through our Ariba.com network.

    OUR SUCCESS DEPENDS ON RETAINING OUR CURRENT KEY PERSONNEL AND ATTRACTING ADDITIONAL KEY PERSONNEL, PARTICULARLY IN THE AREAS OF DIRECT SALES AND RESEARCH AND DEVELOPMENT.

    Our future performance depends on the continued service of our senior management, product development and sales personnel, in particular Keith Krach, our President and Chief Executive Officer. None of these persons, including Mr. Krach, is bound by an employment agreement, and we do not carry key person life insurance. The loss of the services of one or more of our key personnel could seriously harm our business. Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. We are particularly dependent on hiring additional personnel to increase our direct sales and research and development organizations. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

    IF THE PROTECTION OF OUR INTELLECTUAL PROPERTY IS INADEQUATE, OUR COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY, AND WE MAY LOSE CUSTOMERS.

    We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark laws.

    We license rather than sell Ariba ORMS and require our customers to enter into license agreements, which impose restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We cannot assure you that any of our proprietary rights with respect to our Ariba.com network will be viable or of value in the future because the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

    We have no patents, and none may be issued from our existing patent application. Our future patents, if any, may be successfully challenged or may not provide us with any competitive advantages. We may not develop proprietary products or technologies that are patentable.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United

States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. It is possible that in the future, third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

    We must now, and may in the future have to, license or otherwise obtain access to intellectual property of third parties. For example, we are currently dependent on developers' licenses from enterprise resource planning, database, human resource and other system software vendors in order to ensure compliance of our Ariba ORMS products with their management systems. We may not be able to obtain any required third party intellectual property in the future.

    IN ORDER TO MANAGE OUR GROWTH AND EXPANSION, WE WILL NEED TO IMPROVE AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS.

    We have recently experienced a period of significant expansion of our operations that has placed a significant strain upon our management systems and resources. If we are unable to manage our growth and expansion, our business will be seriously harmed. In addition, we have recently hired a significant number of employees and plan to further increase our total headcount. We also plan to expand the geographic scope of our customer base and operations. This expansion has resulted and will continue to result in substantial demands on our management resources. Our ability to compete effectively and to manage future expansion of our operations, if any, will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force. We are currently implementing new systems to manage our financial and human resources infrastructure. We may encounter difficulties in transitioning to the new enterprise resource planning software system. Even after we implement this system, our personnel, systems, procedures and controls may be inadequate to support our future operations.

    OUR BUSINESS COULD BE ADVERSELY AFFECTED IF THE SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT OR IF OUR CUSTOMERS OR POTENTIAL CUSTOMERS ALTER THEIR PURCHASING PATTERNS AS A RESULT OF THE YEAR 2000 PROBLEM.

    The risks posed by Year 2000 issues could adversely affect our business in a number of significant ways. Although we believe that our internally developed systems and technology are Year 2000 compliant, our information technology systems nevertheless could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating sellers also are heavily dependent on information technology systems and on their own third-party vendor systems. Year 2000 problems experienced by us or any of these third parties could materially adversely affect our business. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem.

    Many of our customers and potential customers have implemented policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. We will experience fewer sales if potential customers who might otherwise purchase our Ariba ORMS product delay the purchase and implementation of Ariba ORMS until after January 1, 2000 in an effort to stabilize their internal computer systems in order to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 issues. If our potential customers delay purchasing or implementing Ariba ORMS in preparation for the Year 2000 problem, our business would be seriously harmed. In addition, because the revenues from some of our customers are recognized on a percentage of completion basis, any implementation delays by these customers caused by their needs to address Year 2000 issues will defer our ability to recognize this revenue.

    We cannot guarantee that any of our participating sellers or other Internet vendors will be Year 2000 compliant in a timely manner, or that there will not be significant interoperability problems among information technology systems. We also cannot guarantee that buyers and suppliers will be able to utilize our Ariba.com network without serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Moreover, the costs related to Year 2000 compliance, which thus far have not been material, could ultimately be significant. In the event that we experience disruptions as a result of the Year 2000 problem, our business could be seriously harmed.

    IF WE EXPAND OUR INTERNATIONAL SALES AND MARKETING ACTIVITIES, OUR BUSINESS WILL BE SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

    To be successful, we believe we must expand our international operations and hire additional international personnel. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. If successful, we will be subject to a number of risks associated with international business activities. These risks generally include:

    - Currency exchange rate fluctuations;

    - Seasonal fluctuations in purchasing patterns;

    - Unexpected changes in regulatory requirements;

    - Tariffs, export controls and other trade barriers;

    - Longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

    - Difficulties in managing and staffing international operations;

    - Potentially adverse tax consequences, including restrictions on the repatriation of earnings;

    - The burdens of complying with a wide variety of foreign laws;

    - The risks related to the recent global economic turbulence and adverse economic circumstances in Asia; and

    - Political instability.

    WE MAY NEED TO MAKE ACQUISITIONS IN ORDER TO REMAIN COMPETITIVE IN OUR MARKET. OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF ANY OF THESE FUTURE ACQUISITIONS.

    In order to remain competitive, we may find it necessary to acquire additional businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition, or integrate the acquired business, products or technologies into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will cause significant diversions of management time and resources. If we consummate one or more significant acquisitions in which the consideration consists of stock or other securities, your equity could be significantly diluted. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. Acquisition financing may not be available on favorable terms, or at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would seriously harm our business.

RISKS RELATED TO THE INTERNET INDUSTRY

    WE DEPEND ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ELECTRONIC COMMERCE. IF THE USE OF THE INTERNET AND ELECTRONIC COMMERCE DO NOT GROW AS ANTICIPATED, OUR BUSINESS WILL BE SERIOUSLY HARMED.

    Our Ariba.com network depends on the increased acceptance and use of the Internet as a medium of commerce. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

    Our business would be seriously harmed if:

    - Use of the Internet and other online services does not continue to increase or increases more slowly than expected;

    - The technology underlying the Internet and other online services does not effectively support any expansion that may occur; or

    - The Internet and other online services do not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for our products and services.

    WE DEPEND ON THE ACCEPTANCE OF THE INTERNET AS A COMMERCIAL MARKETPLACE AND THIS ACCEPTANCE MAY NOT OCCUR ON A TIMELY BASIS.

    The Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons. These include:

    - Potentially inadequate development of the necessary communication and computer network technology, particularly if rapid growth of the Internet continues;

    - Delayed development of enabling technologies and performance improvements;

    - Delays in the development or adoption of new standards and protocols; and

    - Increased governmental regulation.

    SECURITY RISKS AND CONCERNS MAY DETER THE USE OF THE INTERNET FOR CONDUCTING ELECTRONIC COMMERCE.

    A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the web for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could disrupt our Ariba.com network or make it inaccessible to customers or suppliers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, such as credit card numbers, security breaches, could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

    OUR ARIBA.COM NETWORK MAY EXPERIENCE PERFORMANCE PROBLEMS OR DELAYS AS A RESULT OF HIGH VOLUMES OF TRAFFIC.

    Our Ariba.com network is currently operating on a limited basis. If the volume of traffic on the web site for our Ariba.com network increases, our Ariba.com network may in the future experience slower response times or other problems. In addition, users will depend on Internet service providers, telecommunications companies and the efficient operation of their computer networks and other computer equipment for access to our Ariba.com network. Each of these has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any delays in response time or performance problems could cause users of our Ariba.com network to perceive this service as not functioning properly and therefore cause them to use other methods to procure their operating resources.

    INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR, OR IMPOSE SALES AND OTHER TAXES ON THE SALE OF, OUR PRODUCTS AND SERVICES OR ON PRODUCTS AND SERVICES PURCHASED THROUGH OUR ARIBA.COM NETWORK.

    As Internet commerce evolves, we expect that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for our products and services.

    We do not collect sales or other similar taxes in respect of goods and services purchased through our Ariba.com network. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies like us that engage in or facilitate electronic commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of goods and services through our Ariba.com network could seriously harm our business.

    Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. This legislation could ultimately be enacted into law or this legislation could contain a limited time period in which this tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, legislation could be renewed at the end of this period. Failure to enact or renew this legislation could allow various states to impose taxes on electronic commerce, and the imposition of these taxes could seriously harm our business.

RISKS RELATED TO THIS OFFERING

    IN THE FUTURE WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN ORDER TO REMAIN COMPETITIVE IN THE BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE INDUSTRY. THIS CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

    We expect the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING.

    Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of the common stock after the offering. You may be unable to sell your shares of common stock at or above the offering price. The market price of the common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

    - Variations in our quarterly operating results;

    - Changes in securities analysts' estimates of our financial performance;

    - Changes in market valuations of similar companies;

    - Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - Loss of a major customer or failure to complete significant license transactions;

    - Additions or departures of key personnel; and

    - Fluctuations in stock market price and volume, which are particularly common among highly volatile securities of software and Internet-based companies.

    WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

    In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

    OUR STOCK PRICE COULD BE AFFECTED BY SHARES OF OUR COMMON STOCK BECOMING AVAILABLE FOR SALE IN THE FUTURE.

    Sales of a substantial number of shares of common stock in the public market after this offering could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. For a description of shares of our common stock that are available for future sale, see "Shares Eligible for Future Sale."

    PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE, SUBSTANTIAL DILUTION.

    We expect that the initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering. See "Dilution."

    WE HAVE IMPLEMENTED CERTAIN ANTI-TAKEOVER PROVISIONS THAT COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

    Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock--Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation and Delaware Law."

    OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS CONTROL ARIBA AND COULD LIMIT THE ABILITY OF OUR OTHER STOCKHOLDERS TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER TRANSACTIONS SUBMITTED FOR A VOTE OF OUR STOCKHOLDERS.


    Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately 59.0% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions which could have the effect of delaying or preventing a third party from acquiring control over us. We plan to reserve up to 467,200 shares offered in this offering under a directed share program for employees, directors, officers and business associates of Ariba and their friends and family under which these persons would be able to purchase shares in this offering at the initial public offering price. This could have the effect of delaying or preventing a change of control of Ariba. See "Principal Stockholders."


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS


    We estimate that our net proceeds from the sale of the 5,000,000 shares of common stock we are offering will be approximately $96.2 million, or $110.8 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and after deducting estimated offering expenses payable by Ariba. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets.


    We intend to use the net proceeds we receive from the offering for working capital and general corporate purposes. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, there are no current plans in this regard. Pending their use, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of March 31, 1999. The pro forma information reflects (1) the conversion of all shares of convertible preferred stock outstanding as of March 31, 1999 into 17,845,176 shares of common stock on completion of this offering and (2) the exercise of a warrant to purchase 524,400 shares of common stock at an exercise price of $3.30. The as adjusted information reflects the foregoing as well as the sale of the shares of common stock in this offering, at an assumed initial public offering price of $21.00 per share and the receipt of the net proceeds from the sale of common stock after deducting the estimated expenses and underwriting discounts and commissions payable by Ariba.


    The outstanding share information excludes:

    - 8,145,260 shares of common stock issuable on exercise of outstanding options as of March 31, 1999 with a weighted average exercise price of $2.01 per share;

    - 46,544 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.18 per share;

    - 1,340,700 shares of stock reserved for issuance under our stock plan as of March 31, 1999;

    - 2,600,000 shares of stock reserved for issuance under our stock plan subsequent to March 31, 1999; and

    - 6,900,000 shares of stock reserved for issuance under stock plans which will become effective upon the closing of this offering.

    You should read this table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes. See "Use of Proceeds" and "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan," and "--1999 Directors' Stock Option Plan."


                                                                                  MARCH 31, 1999
                                                                       ------------------------------------
                                                                         ACTUAL     PRO FORMA   AS ADJUSTED
                                                                       ----------  -----------  -----------
                                                                       (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                                   SHARE DATA)
Long-term liabilities, less current portion..........................  $      646   $     646    $     646
Stockholders' equity:
  Convertible preferred stock, $.002 par value per share,
    actual--10,000,000 shares authorized, 4,461,294 shares issued and outstanding; pro forma and as adjusted-- 20,000,000 shares
    authorized, no shares issued and outstanding.....................           9          --           --
  Common stock, $.002 par value per share, actual--
    80,000,000 shares authorized, 19,371,820 shares issued and outstanding; pro forma--200,000,000 shares authorized, 37,741,396 shares issued and outstanding; as adjusted-- 200,000,000 shares
    authorized, 42,741,396 shares issued and outstanding.............          39          75           85
  Additional paid-in capital.........................................      49,339      51,042      147,182
  Deferred stock-based compensation..................................     (17,942)    (17,942)     (17,942)
  Accumulated other comprehensive loss...............................         (35)        (35)         (35)
  Accumulated deficit................................................     (23,760)    (23,760)     (23,760)
                                                                       ----------  -----------  -----------
    Total stockholders' equity.......................................       7,650       9,380      105,530
                                                                       ----------  -----------  -----------
      Total capitalization...........................................  $    8,296   $  10,026    $ 106,176
                                                                       ----------  -----------  -----------
                                                                       ----------  -----------  -----------

                                    DILUTION

    The pro forma net tangible book value of our common stock as of March 31, 1999 was $9.4 million or approximately $.25 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by 37,741,396 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering and the exercise of a warrant to purchase 524,400 shares of common stock at an exercise price of $3.30.


    Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering made hereby and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial offering price of $21.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds, our pro forma net tangible book value as of March 31, 1999, would have been $105.5 million, or $2.47 per share. This represents an immediate increase in net tangible book value of $2.22 per share to existing stockholders and an immediate dilution in net tangible book value of $18.53 per share to purchasers of common stock in this offering, as illustrated in the following table:



Assumed initial public offering price per share..............................             $   21.00
                                                                                          ---------
  Pro forma net tangible book value per share as of March 31, 1999...........  $     .25
                                                                               ---------
  Increase per share attributable to new investors...........................       2.22
                                                                               ---------
Pro forma net tangible book value per share after this offering..............                  2.47
                                                                                          ---------
Net tangible book value dilution per share to new investors..................             $   18.53
                                                                                          ---------
                                                                                          ---------



    The following table sets forth, on a pro forma basis, as of March 31, 1999, the number of shares of common stock, purchased from Ariba, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors of an assumed initial offering price of $21.00 per share, before deducting the estimated expenses and underwriting discounts and commissions payable by Ariba:



                                                   SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                                -----------------------  -------------------------     PRICE
                                                   NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                                ------------  ---------  --------------  ---------  -----------
Existing stockholders.........................    37,741,396       88.3% $   27,579,000       20.8%  $     .73
New stockholders..............................     5,000,000       11.7     105,000,000       79.2       21.00
                                                ------------  ---------  --------------  ---------
    Total.....................................    42,741,396      100.0% $  132,579,000      100.0%
                                                ------------  ---------  --------------  ---------
                                                ------------  ---------  --------------  ---------



    As of March 31, 1999, there were options outstanding to purchase a total of 8,145,260 shares of common stock at a weighted average exercise price of $2.01 per share under our 1996 Stock Plan and 1,340,700 were reserved for future issuance. In addition, as of March 31, 1999, there were outstanding warrants to purchase a total of 570,944 shares of common stock at a weighted average exercise price of $3.29 per share, 524,400 of which will be exercised prior to the closing of this offering. After March 31, 1999, we increased the number of shares reserved for issuance under our 1996 Stock Plan by 2,600,000 shares and granted options to purchase an additional 3,441,697 shares of common stock. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See Note 3 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this prospectus. The consolidated statement of operations data for each of the two years in the period ended September 30, 1998, and the consolidated balance sheet data at September 30, 1997 and 1998, are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 1999 and the consolidated statement of operations data for the six months ended March 31, 1998 and 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for those periods. Activity for the period from September 17, 1996 (inception) to September 30, 1996 consisted of the sale of common stock and preferred stock for approximately $6.0 million and earned interest of approximately $1,000 on this amount.

                                                                                                SIX MONTHS ENDED
                                                                             FISCAL YEAR ENDED
                                                                               SEPTEMBER 30,       MARCH 31,
                                                                             -----------------  ----------------
                                                                              1997      1998     1998     1999
                                                                             -------  --------  -------  -------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                                            DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License..................................................................  $   630  $  6,040  $   807  $10,500
  Maintenance and service..................................................      130     2,323      408    5,838
                                                                             -------  --------  -------  -------
    Total revenues.........................................................      760     8,363    1,215   16,338
                                                                             -------  --------  -------  -------
Cost of revenues:
  License..................................................................       13       165       17      250
  Maintenance and service..................................................      927     1,373      510    2,509
                                                                             -------  --------  -------  -------
    Total cost of revenues.................................................      940     1,538      527    2,759
                                                                             -------  --------  -------  -------
Gross profit (loss)........................................................     (180)    6,825      688   13,579
                                                                             -------  --------  -------  -------
Operating expenses:
  Sales and marketing......................................................    2,235    10,311    3,333   11,302
  Research and development.................................................    1,899     4,499    1,963    3,849
  General and administrative...............................................      588     2,580      880    2,698
  Amortization of stock-based compensation.................................       50       956       79    4,045
                                                                             -------  --------  -------  -------
    Total operating expenses...............................................    4,772    18,346    6,255   21,894
                                                                             -------  --------  -------  -------
Loss from operations.......................................................   (4,952)  (11,521)  (5,567)  (8,315)
Other income, net..........................................................      273       568      268      187
                                                                             -------  --------  -------  -------
Net loss...................................................................  $(4,679) $(10,953) $(5,299) $(8,128)
                                                                             -------  --------  -------  -------
                                                                             -------  --------  -------  -------
Basic and diluted net loss per share.......................................  $ (7.31) $  (1.90) $ (1.19) $  (.84)
                                                                             -------  --------  -------  -------
                                                                             -------  --------  -------  -------
Weighted average shares used in computing basic and diluted net loss per
  share(1).................................................................      640     5,762    4,456    9,694
                                                                             -------  --------  -------  -------
                                                                             -------  --------  -------  -------
Pro forma basic and diluted net loss per share.............................           $   (.47)          $  (.29)
                                                                                      --------           -------
                                                                                      --------           -------
Shares used in computing pro forma basic and diluted net loss per
  share(2).................................................................             23,263            28,064
                                                                                      --------           -------
                                                                                      --------           -------

                                                                                                    SEPTEMBER 30,
                                                                                                 --------------------   MARCH 31,
                                                                                                   1997       1998        1999
                                                                                                 ---------  ---------  -----------
                                                                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..............................................  $  15,471  $  13,932   $  21,433
Working capital................................................................................     13,685      8,151       3,843
Total assets...................................................................................     16,800     19,242      35,055
Long-term liabilities..........................................................................        140        647         646
Accumulated deficit............................................................................     (4,679)   (15,632)    (23,760)
Total stockholders' equity.....................................................................     14,517      9,959       7,650

------------------------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted net loss per share.

(2) Shares used in computing pro forma basic and diluted net loss per share include the shares used in computing basic and diluted net loss per share adjusted for the conversion of our convertible preferred stock to common stock, as if the conversion occurred at the date of original issuance and the exercise of a warrant for 524,400 shares of common stock, as if the exercise occurred immediately after issuance on June 30, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARIBA SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND ARIBA'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Ariba is a leading provider of intranet- and Internet-based business to business electronic commerce solutions for operating resources. We were founded in September 1996 and from that date through March 1997 were in the development stage, conducting research and developing our initial products. In March 1997, we began selling our Ariba ORMS products and related services and currently sell them primarily in the United States, and to a lesser extent in Europe, through our direct sales force.

    Through March 31, 1999, our revenues have been principally derived from licenses of our Ariba ORMS products, maintenance and support contracts and from the delivery of implementation consulting and training services. Customers who license our Ariba ORMS products also generally purchase maintenance contracts which provide software upgrades and technical support over a stated term, which is usually a twelve month period. Customers may purchase implementation services from us, but we expect to increasingly rely on third-party consulting organizations to deliver these services directly to our customers. We also offer fee-based training services to our customers.

    On October 1, 1997, we adopted Statement of Position, or SOP, 97-2, SOFTWARE REVENUE RECOGNITION, which supersedes SOP 91-1, SOFTWARE REVENUE RECOGNITION. The adoption of SOP 97-2 did not have a material effect on our operating results. SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue allocated to software licenses is generally recognized upon delivery of the products or ratably over a contractual period if unspecified software products are to be delivered during that period. Starting in fiscal 1999, our standard license agreement provides customers the right to future unspecified software licenses. Accordingly, payments received from our customers upon the signing of these license agreements are deferred, and the revenue is recognized ratably over the contract period. Revenue allocated to maintenance is recognized ratably over the maintenance term and revenue allocated to training and other service elements is recognized as the services are performed.

    When we manage the implementation process for our customers, the services are considered essential to the functionality of the software products. Accordingly, both the software license revenue and service revenue is recognized using the percentage of completion method in accordance with the provisions of SOP 81-1, ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION TYPE AND CERTAIN PRODUCTION TYPE CONTRACTS. The implementation of our products can take several months or more depending on the objectives of the customers, the complexity of the customers' information technology environments and the resources directed by the customers to the implementation projects.

    Customers who license our software products receive a server capacity license, one or more of the Ariba ORMS modules and adapters to interface with financial, human resource and other existing enterprise systems. The fee for the server capacity license is based on the customer's estimated annual volume of line items of purchasing transactions. The license fees for the software modules and adapters consist of individual prices for each module or adapter.

    The volume licensing of the server capacity allows customers to scale the total cost of their purchase of our Ariba ORMS products to their needs. The server capacity license entitles customers to execute the licensed volume of line items of purchasing transactions during any annual period following their purchase of the server license. Ariba's customers generally purchase estimated server capacity at the time of the purchase of the server license. Following the initial implementation of Ariba ORMS, and based on the reporting and analysis tools available through Ariba ORMS, our customers are able to understand their annual transaction volume more fully. Customers who exceed their estimated volume can purchase additional server capacity. However, there are no recurring annual license fees. To date, three customers have purchased additional annual server capacity licenses.

    Our cost of license revenues include royalties due to third parties for integrated technology, the cost of manuals and product documentation, production media used to deliver our products and shipping costs, including the costs associated with the electronic transmission of software to new customers. Our cost of maintenance and service revenues includes salaries and related expenses for our customer support, implementation and training services organizations, costs of third parties contracted to provide consulting services to customers and an allocation of our facilities, communications and depreciation expenses.

    Our operating expenses are classified into three general categories: sales and marketing, research and development and general and administrative. We classify all charges to these operating expense categories based on the nature of the expenditures. Although each category includes expenses that are unique to the category type, there are commonly recurring expenditures that are typically included in these categories in our operating expenses, such as salaries, employee benefits, incentive compensation, bonuses, sales commissions, travel and entertainment costs, telephone, communication, rent and facilities costs, and third-party professional services fees. The sales and marketing category of operating expenses includes expenditures specific to the marketing group, such as public relations and advertising, trade shows, marketing collateral materials and customer advisory council meetings.

    We allocate the total costs for overhead and facilities to each of the functional areas that use the overhead and facilities services based on their headcount. These allocated charges include facility rent for the corporate office, communication charges and depreciation expense for office furniture and equipment.

    In connection with the granting of stock options to our employees, we recorded deferred stock-based compensation totaling approximately $22.4 million as of March 31, 1999. This amount represents the difference between the exercise price and the deemed fair value of our common stock for accounting purposes on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board Interpretation No.
28. During fiscal 1998, we recorded $830,000 of stock-based compensation amortization expense and, during the six months ended March 31, 1999, we recorded $3.9 million of stock-based compensation amortization expense. As of March 31, 1999, we had an aggregate of $17.6 million of deferred compensation to be amortized. We expect to record additional deferred compensation with respect to stock option grants made during April 1999 of at least $16.0 million. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through fiscal 2003. The amortization of stock-based compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

    Although revenues consistently increased from quarter to quarter, we incurred significant costs to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administration departments. As a result, we incurred significant losses since inception, and, as of March 31, 1999, had an accumulated deficit of $23.8 million. We believe our success is contingent on increasing our customer base, developing our Ariba ORMS products and developing our Ariba.com network. We intend to continue to invest heavily in sales, marketing and research and development. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

    We had 221 full-time employees as of March 31, 1999 and intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage this rapid growth and increased demand, we must invest in and implement scalable operational systems, procedures and controls. We must also be able to recruit qualified candidates to manage our expanding operations. We expect future expansion to continue to challenge our ability to hire, train, manage and retain our employees.

    Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance. The prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing such risks and difficulties. Although we have experienced significant percentage growth in revenues in recent periods, we do not believe that prior growth rates are sustainable or indicative of future operating results.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth consolidated statement of operations data for each of the six quarters ended March 31, 1999, as well as the percentage of our total revenues represented by each item. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our annual audited consolidated financial statements and related notes appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                                                         THREE MONTHS ENDED
                                                                  -----------------------------------------------------------------
                                                                  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                                                    1997       1998       1998       1998        1998       1999
                                                                  --------   --------   --------   ---------   --------   ---------
                                                                                           (IN THOUSANDS)
Revenues:
  License.......................................................  $   362    $   445    $ 1,693     $ 3,540    $ 4,827     $ 5,673
  Maintenance and service.......................................      126        282        770       1,145      2,025       3,813
                                                                  --------   --------   --------   ---------   --------   ---------
    Total revenues..............................................      488        727      2,463       4,685      6,852       9,486
                                                                  --------   --------   --------   ---------   --------   ---------
Cost of revenues:
  License.......................................................        4         13         87          61         53         197
  Maintenance and service.......................................      333        177        362         501        902       1,607
                                                                  --------   --------   --------   ---------   --------   ---------
    Total cost of revenues......................................      337        190        449         562        955       1,804
                                                                  --------   --------   --------   ---------   --------   ---------
Gross profit....................................................      151        537      2,014       4,123      5,897       7,682
Operating expenses:
  Sales and marketing...........................................    1,521      1,812      3,040       3,938      4,399       6,903
  Research and development......................................      919      1,044      1,197       1,339      1,649       2,200
  General and administrative....................................      392        488        551       1,149      1,201       1,497
  Amortization of stock-based compensation......................       13         66        404         473      1,113       2,932
                                                                  --------   --------   --------   ---------   --------   ---------
    Total operating expenses....................................    2,845      3,410      5,192       6,899      8,362      13,532
                                                                  --------   --------   --------   ---------   --------   ---------
Loss from operations............................................   (2,694)    (2,873)    (3,178)     (2,776)    (2,465)     (5,850)
Other income, net...............................................      174         94        151         149        106          81
                                                                  --------   --------   --------   ---------   --------   ---------
Net loss........................................................  $(2,520)   $(2,779)   $(3,027)    $(2,627)   $(2,359)    $(5,769)
                                                                  --------   --------   --------   ---------   --------   ---------
                                                                  --------   --------   --------   ---------   --------   ---------

                                                                                  AS A PERCENTAGE OF TOTAL REVENUES
                                                                  -----------------------------------------------------------------
                                                                  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                                                    1997       1998       1998       1998        1998       1999
                                                                  --------   --------   --------   ---------   --------   ---------
Revenues:
  License.......................................................      74.2%     61.2%      68.7%       75.6%       70.4%      59.8%
  Maintenance and service.......................................      25.8      38.8       31.3        24.4        29.6       40.2
                                                                  --------   --------   --------   ---------   --------   ---------
    Total revenues..............................................     100.0     100.0      100.0       100.0       100.0      100.0
                                                                  --------   --------   --------   ---------   --------   ---------
Cost of revenues:
  License.......................................................        .8       1.8        3.5         1.3          .8        2.1
  Maintenance and service.......................................      68.2      24.4       14.7        10.7        13.2       16.9
                                                                  --------   --------   --------   ---------   --------   ---------
    Total cost of revenues......................................      69.1      26.2       18.2        12.0        13.9       19.1
                                                                  --------   --------   --------   ---------   --------   ---------
Gross profit....................................................      31.0      73.8       81.8        88.0        86.1       80.9
Operating expenses:
  Sales and marketing...........................................     311.7     249.2      123.4        84.1        64.2       72.8
  Research and development......................................     188.3     143.6       48.6        28.6        24.1       23.2
  General and administrative....................................      80.3      67.1       22.4        24.5        17.5       15.8
  Amortization of stock-based compensation......................       2.7       9.1       16.4        10.1        16.2       30.9
                                                                  --------   --------   --------   ---------   --------   ---------
    Total operating expenses....................................     583.0     469.0      210.8       147.3       122.0      142.7
                                                                  --------   --------   --------   ---------   --------   ---------
Loss from operations............................................    (552.0)   (395.2)    (129.0)      (59.3)      (36.1)     (61.8)
Other income, net...............................................      35.7      12.9        6.1         3.2         1.5         .9
                                                                  --------   --------   --------   ---------   --------   ---------
Net loss........................................................    (516.3)%  (382.3)%   (122.9)%     (56.1)%     (34.4)%    (60.8)%
                                                                  --------   --------   --------   ---------   --------   ---------
                                                                  --------   --------   --------   ---------   --------   ---------

    Our quarterly operating results are expected to vary significantly from quarter to quarter and are difficult or impossible to predict.

    SIX QUARTERS ENDED MARCH 31, 1999

    REVENUES

    LICENSE. Our license revenues increased in each of the six quarters ended March 31, 1999. During this period of time we grew our total sales headcount from 23 to 57. This contributed to an increase in the number of customers from 5 to 31 and led to increases in license revenues from the sale of our Ariba ORMS products.

    MAINTENANCE AND SERVICE. Our maintenance and service revenues also increased in each of the six quarters ended March 31, 1999. During this period of time we were directly involved in the implementation process at most of our initial customers' locations and were involved in an advisory capacity with all of our new customers. Our service revenues grew as the number of active implementations increased during this six quarter period. Our maintenance revenues grew in each quarter during the six quarters ended March 31, 1999, as the revenues from the maintenance contracts that we sold to our growing customer base were recognized over the period of the maintenance contracts.

    COST OF REVENUES

    LICENSE. We integrate certain technology into our Ariba ORMS products that is developed by third party software developers. As our products are shipped to customers, we incur royalty costs payable to these developers. Beginning in the quarter ended March 31, 1998, we began to incur these costs, which grew from $13,000 during that quarter to $197,000 during the quarter ended March 31, 1999. In the second quarter of fiscal 1998, we licensed certain report writing technology from a third-party software developer. This technology was integrated into our product releases and product upgrades beginning in June 1998. At that time, we shipped upgrades with this new technology to all of our previous customers and incurred royalty costs for those shipments. As a result, our cost of license revenues in the third quarter of fiscal 1998 was higher than the fourth quarter of that year.

    MAINTENANCE AND SERVICE. Beginning in the second quarter of fiscal 1997, we began to hire implementation and technical support personnel. In each subsequent quarter, we hired additional implementation and technical support personnel. In the third quarter of fiscal 1998, we began to hire training personnel to provide training services to customers and third-party implementation partners. During the six quarters ended March 31, 1999, our implementation, technical support and training personnel grew from 13 to 53. The personnel costs associated with this headcount grew from $282,000 during the quarter ended December 31, 1997 to $1.4 million during the quarter ended March 31, 1999.

    GROSS PROFIT

    Our gross profit increased in each of the six quarters ended March 31, 1999. The increases were primarily due to the increase in our customer base and the incremental amounts of revenues that were recognized in each quarter.

    OPERATING EXPENSES

    SALES AND MARKETING. Our sales and marketing expenses increased in each of the six quarters ended March 31, 1999. The increases are primarily attributable to increased sales commissions, expanded marketing programs for trade shows and customer advisory council meetings, the expansion of our regional sales office and international subsidiary locations, and the hiring of additional marketing and sales personnel. During this period of time our sales and marketing personnel costs grew from $979,000 to $5.6 million, our sales and marketing travel and entertainment costs grew from $191,000 to $342,000 and our sales and marketing facility and office costs grew from $283,000 to $536,000.

    RESEARCH AND DEVELOPMENT. Our research and development expenses consistently increased in each quarter during the six quarters ended March 31, 1999. Personnel costs are the largest component of this expense category and grew from $604,000 during the quarter ended December 31, 1997 to $1.8 million during the quarter ended March 31, 1999. During this period of time, we have consistently increased the number of research and development personnel to develop subsequent releases of our Ariba ORMS products. We primarily hire these people from Silicon Valley. The market for qualified people in this area is competitive, and costs associated with finding and retaining qualified personnel are high. The increased number of personnel and the increased cost per person have contributed to our consistent increases in research and development expenses.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased in each of the six quarters ended March 31, 1999, as a result of the addition of finance, information technology, legal and administrative personnel and the purchase and implementation of our financial and human resource system infrastructure. During this period of time our general and administrative personnel costs grew from $262,000 to $852,000 and our professional services costs grew from $90,000 to $365,000.

RESULTS OF OPERATIONS

    Our activities for the period from September 17, 1996 (inception) to September 30, 1996 consisted of the sale of common stock and preferred stock for approximately $6.0 million and earned interest of approximately $1,000 on this amount. Accordingly we have reflected this activity in our fiscal 1997 results. If we had separately reflected our fiscal 1996 results, interest expense would have been $1,000 less than reflected in our fiscal 1997 results. The following table sets forth consolidated statement of operations data for each of the comparative periods indicated as a percentage of total revenues.

                                                                               YEAR ENDED         SIX MONTHS ENDED
                                                                             SEPTEMBER 30,           MARCH 31,
                                                                          --------------------  --------------------
                                                                            1997       1998       1998       1999
                                                                          ---------  ---------  ---------  ---------
Revenues:
  License...............................................................       82.9%      72.2%      66.4%      64.3%
  Maintenance and service...............................................       17.1       27.8       33.6       35.7
                                                                          ---------  ---------  ---------  ---------
    Total revenues......................................................      100.0      100.0      100.0      100.0
                                                                          ---------  ---------  ---------  ---------
Cost of revenues:
  License...............................................................        1.7        2.0        1.4        1.5
  Maintenance and service...............................................      122.0       16.4       42.0       15.4
                                                                          ---------  ---------  ---------  ---------
    Total cost of revenues..............................................      123.7       18.4       43.4       16.9
                                                                          ---------  ---------  ---------  ---------
Gross profit (loss).....................................................      (23.7)      81.6       56.6       83.1
Operating expenses:
  Sales and marketing...................................................      294.1      123.3      274.3       69.2
  Research and development..............................................      249.8       53.8      161.6       23.6
  General and administrative............................................       77.4       30.9       72.4       16.5
  Amortization of stock-based compensation..............................        6.6       11.4        6.5       24.8
                                                                          ---------  ---------  ---------  ---------
    Total operating expenses............................................      627.9      219.4      514.8      134.0
                                                                          ---------  ---------  ---------  ---------
Loss from operations....................................................     (651.6)    (137.8)    (458.2)     (50.9)
Other income, net.......................................................       35.9        6.8       22.1        1.1
                                                                          ---------  ---------  ---------  ---------
Net loss................................................................     (615.7)%    (131.0)%    (436.1)%     (49.8)%
                                                                          ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------

  SIX MONTHS ENDED MARCH 31, 1998 AND 1999

    REVENUES

    LICENSE. License revenues increased from $807,000 for the six months ended March 31, 1998 to $10.5 million for the six months ended March 31, 1999. This increase is primarily attributable to an increase in sales to new customers resulting from increased headcount in our sales force and, to a lesser extent, the commencement of international operations. Sales to new customers accounted for license revenues of $10.2 million for the six months ended March 31, 1999, which includes $618,000 of license revenues from international operations. Total headcount in our sales department increased from 24 people at March 31, 1998 to 57 people at March 31, 1999.

    MAINTENANCE AND SERVICE. Maintenance and service revenues increased from $408,000 for the six months ended March 31, 1998 to $5.8 million for the six months ended March 31, 1999. This increase is attributable to the increased licensing activity described above, which has resulted in increased revenues from customer implementations and maintenance contracts.

    During the six months ended March 31, 1998, six customers accounted for more than 10% of total revenues, and, in the six months ended March 31, 1999, two customers accounted for more than 10% of revenues. Revenues from international sales were insignificant for the six months ended March 31, 1998 and $1.1 million for the six months ended March 31, 1999. Our international revenues during the six months ended March 31, 1999 were derived from sales in Canada and The Netherlands.

    COST OF REVENUES

    LICENSE. Cost of license revenues increased from $17,000 for the six months ended March 31, 1998 to $250,000 for the six months ended March 31, 1999. This increase in the cost of license revenues is primarily attributable to royalties and, to a lesser extent, packaging costs for shipments to new customers and shipments of product updates to existing customers. Royalties increased from $13,000 for the six months ended March 31, 1998 to $249,000 for the six months ended March 31, 1999.

    MAINTENANCE AND SERVICE. Cost of maintenance and service revenues increased from $510,000 for the six months ended March 31, 1998 to $2.5 million for the six months ended March 31, 1999. This increase is primarily attributable to increases in the number of implementation, training and technical support personnel, which increased from 13 people at March 31, 1998 to 53 people at March 31, 1999.

    GROSS PROFIT

    Gross profit increased from $688,000 for the six months ended March 31, 1998 to $13.6 million for the six months ended March 31, 1999. The increase is attributable to the growth in our customer base, which contributed to increased revenues from software licenses, implementation and maintenance services.

    OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses increased from $3.3 million for the six months ended March 31, 1998 to $11.3 million for the six months ended March 31, 1999. The increase in the total amount of sales and marketing expenses is attributable to increased sales commissions, an increase in the number of sales and marketing employees and increases in marketing program spending. Expenses relating to sales and marketing personnel, including sales commissions, increased from $2.1 million for the six months ended March 31, 1998 to $8.8 million for the six months ended March 31, 1999. Marketing program spending increased from $230,000 for the six months ended March 31, 1998 to $358,000 for the six months ended March 31, 1999. We believe these expenses will continue to increase in absolute dollar amounts in future periods as we expect to continue to expand our sales and marketing efforts.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $2.0 million for the six months ended March 31, 1998 to $3.8 million for the six months ended March 31, 1999. The increase in the total amount of research and development expenses is attributable to increases in the number of research and development personnel. To date, all software development costs have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase significantly in future periods.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $880,000 for the six months ended March 31, 1998 to $2.7 million for the six months ended March 31, 1999. This increase is primarily attributable to the increase in the number of administrative personnel and professional services fees, and, to a lesser extent, to increased communication costs, particularly to remote offices, the implementation costs to install our financial and human resource systems and increased facility costs. Expenses relating to general and administrative personnel increased from $640,000 for the six months ended March 31, 1998 to $1.5 million for the six months ended March 31, 1999. Professional services fees increased from $163,000 for the six months ended March 31, 1998 to $683,000 for the six months ended March 31, 1999. We believe general and administrative expenses will increase in absolute dollars, as we expect to add personnel to support our expanding operations, incur additional costs related to the growth of our business, and assume the responsibilities of a public company.

    OTHER INCOME, NET

    Other income, net consists of interest income, interest expense and other non-operating expenses and decreased from $268,000 for the six months ended March 31, 1998 to $187,000 for the six months ended March 31, 1999. This decrease is attributable to increases in interest expense during the six months ended March 31, 1999 over the same period in the previous year. This interest expense results from capital equipment loans used to purchase computer equipment and office furniture and equipment.

  FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1998

    REVENUES

    LICENSE. License revenues increased from $630,000 in fiscal 1997 to $6.0 million in fiscal 1998. This increase is primarily attributable to an increase in sales to new customers resulting from increased headcount in our sales force. Sales to new customers accounted for license revenues of $5.5 million for fiscal 1998. Total headcount in our sales department increased from 15 people at September 30, 1997 to 35 people at September 30, 1998. During fiscal 1997, three customers accounted for more than 10% of total revenues and during fiscal 1998, five customers accounted for more than 10% of total revenues.

    MAINTENANCE AND SERVICE. Maintenance and service revenues increased from $130,000 in fiscal 1997 to $2.3 million in fiscal 1998. During this period of time our total implementation personnel resources grew from 10 to 21. As these resources grew, our implementation revenue increased because these resources were providing implementation services at existing and new customers. Our maintenance revenue also increased during this period of time as our customer base increased.

    COST OF REVENUES

    LICENSE. Cost of license revenues increased from $13,000 in fiscal 1997 to $165,000 in fiscal 1998. This increase in the cost of license revenues is primarily attributable to royalties and, to a lesser extent, packaging costs for shipments to new customers and shipments of product updates to existing customers. After paying no royalties in fiscal 1997, we paid $154,000 in royalties in fiscal 1998.

    MAINTENANCE AND SERVICE. Cost of maintenance and service revenues increased from $927,000 in fiscal 1997 to $1.4 million in fiscal 1998. This increase is primarily attributable to increases in the number of implementation, training and technical support personnel, which increased from 12 people at September 30, 1997 to 26 people at September 30, 1998.

    GROSS PROFIT

    We incurred a gross loss of $180,000 in fiscal 1997, and we earned a gross profit of $6.8 million in fiscal 1998. This increase is attributable to a greater amount of revenues from our growing customer base and the accrual of anticipated losses from implementation projects in fiscal 1997 and in the first quarter of fiscal 1998. During this period of time we entered into fixed-fee implementation service contracts with certain customers. Fixed-fee implementation projects can be unprofitable because of the scope of the work and the amount of changes that can occur after the project begins. In accordance with the provisions of SOP 81-1, ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION TYPE AND CERTAIN PRODUCTION TYPE CONTRACTS, whenever we anticipate a loss from an implementation agreement we accrue for the estimated amount of the loss. We believed that these fixed-fee projects would be unprofitable and accordingly accrued for such losses.

    OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses increased from $2.2 million in fiscal 1997 to $10.3 million in fiscal 1998. The increase is attributable to increased sales commissions, a larger number of sales and marketing employees and increases in marketing program spending. Expenses relating to sales and marketing personnel, including sales commissions, increased from $1.3 million in fiscal 1997 to $5.7 million in fiscal 1998. Marketing program spending increased from $516,000 in fiscal 1997 to $1.7 million in fiscal 1998.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $1.9 million in fiscal 1997 to $4.5 million in fiscal 1998. This increase is attributable to the growing number of research and development personnel.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $588,000 in fiscal 1997 to $2.6 million in fiscal 1998. This increase is primarily attributable to the increase in the number of general and administrative personnel and professional services fees, and, to a lesser extent, to increased communication costs, particularly to remote offices, the implementation costs to install our financial and human resource systems infrastructure and increased facility costs from our expanded facility. Expenses relating to general and administrative personnel increased from $433,000 in fiscal 1997 to $1.7 million in fiscal 1998. Professional services fees increased from $120,000 in fiscal 1997 to $428,000 in fiscal 1998.

    OTHER INCOME, NET

    Other income, net increased from $273,000 in fiscal 1997 to $568,000 in fiscal 1998. This is attributable to an increase in interest income on our deposits in our operating and investment accounts.

PROVISION FOR INCOME TAXES

    We incurred operating losses for all periods from inception through March 31, 1999, and therefore have not recorded a provision for income taxes. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely.

    As of September 30, 1998, we had net operating loss carry-forwards for federal tax purposes of approximately $11.5 million and for state tax purposes of approximately $8.3 million. These federal and state tax loss carry-forwards are available to reduce future taxable income and expire at various dates into fiscal 2012. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset taxable income.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations through private sales of preferred stock, with net proceeds of $23.2 million, bank loans and equipment leases. As of March 31, 1999, we had $21.4 million in cash, cash equivalents and short-term investments, and $3.8 million in working capital.

    Net cash used in operating activities was $3.1 million in fiscal 1997 and $4.9 million in fiscal 1998. Net cash from operating activities was $10.0 million in the six months ended March 31, 1999. Net cash flows from operating activities in each period reflect increasing net losses and, to a lesser extent, accounts receivable offset in part by increases in accrued compensation and liabilities. Net cash from operating activities in the six months ended March 31, 1999 reflects $14.4 million of deferred revenue from customer payments that were not recognized as revenue.

    Net cash used in investing activities was $1.0 million in fiscal 1997, $6.5 million in fiscal 1998 and $4.1 million in the six months ended March 31, 1999. Cash used in investing activities reflects purchases of property and equipment in each period, purchases of short-term investments in fiscal 1998 and in the six months ended March 31, 1999, and proceeds from the sale of short-term investments in the six months ended March 31, 1999.

    Net cash from financing activities was $19.5 million in fiscal 1997, $4.2 million in fiscal 1998, and $374,000 in the six months ended March 31, 1999. These cash flows reflect primarily proceeds from private sales of preferred stock.

    Capital expenditures, including capital leases, were $995,000 in fiscal 1997, $2.0 million in fiscal 1998, and $2.4 million in the six months ended March 31, 1999. Our capital expenditures consisted of purchases of operating resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will continue to increase in the future. Since inception, we have generally funded capital expenditures either through the use of working capital or with capital leases. In connection with the relocation of our headquarters, we are planning to make approximately $8.0 million in leasehold improvements. We will also need to purchase additional operating resources. We intend to enter into a loan agreement to finance these commitments. To the extent we are unable to secure this financing, we may be required to apply a portion of the proceeds from this offering toward these expenditures.

    We expect to experience significant growth in our operating expenses, particularly research and development and sales and marketing expenses, for the foreseeable future in order to execute our business plan. As a result, we anticipate that such operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next two years. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

YEAR 2000 READINESS

    The "Year 2000 issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

    We designed all of our products to be Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are Year 2000 compliant. However, we have not tested our products for Year 2000 compliance. We continue to respond to customer questions about prior versions of our products on a case-by-case basis.

    We have defined Year 2000 compliant as the ability to:

    - Correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

    - Function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

    - Respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

    - Store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

    - Recognize year 2000 as a leap year.

    We have tested software obtained from third parties that is incorporated into our products, and we are seeking assurances from our vendors that licensed software is Year 2000 compliant. To date, we have received assurances from the vendors of our enterprise resource planning software, and technology support software as to their Year 2000 compliance. Despite testing by us and current and potential customers, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation, increased service and warranty costs, or liability from our customers, any of which could seriously harm our business.

    Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of these lawsuits against other software vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it.

    We have initiated an assessment of our material internal information technology systems, including both our own software products and third-party software and hardware technology. We have not initiated an assessment of our non-information technology systems, although we have received a favorable assessment of the Year 2000 compliance of our new headquarters in Mountain View, California. We expect to complete testing of our information technology systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from these vendors that their systems are Year 2000 compliant. We are not currently aware of any material operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for or delay purchases of our products and services. As a result, our business could be seriously harmed.

    We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business.

    We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, and we do not anticipate the need to do

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
so. The cost of developing and implementing such a plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failure interruptions.

    Year 2000 issues affecting our business, if not adequately addressed by us, our third party vendors or suppliers or our customers, could have a number of "worst case" consequences. These include:

    - The inability of our customers to use our products and services to procure and manage their operating resources;

    - Claims from our customers asserting liability, including liability for breach of warranties related to the failure of our products and services to function properly, and any resulting settlements or judgments; and

    - Our inability to manage our own business.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. We are in the process of evaluating the effects of this change on our reporting segments. We will adopt SFAS No. 131 in fiscal 1999.

    In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position, or SOP, 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. We do not expect SOP 98-1 to have a material effect on our financial position, results of operations or cash flow. We will adopt SOP 98-1 in fiscal 2000.

    In April 1998, the AcSEC issued SOP 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. We expect that the adoption of SOP 98-5 will not have a material impact on our financial position, results of operations or cash flows. We will be required to adopt SOP 98-5 in fiscal 2000.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because Ariba does not currently hold any derivative instruments and does not engage in hedging activities, we expect the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. We will be required to adopt SFAS No. 133 in fiscal 2000.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    We develop products in the United States and market our products in North America, Europe and the Asia-Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. Therefore, no quantitative tabular disclosures are required.

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
                                    BUSINESS

    THE PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS.

OVERVIEW

    Ariba is a leading provider of intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Our Operating Resource Management System, Ariba ORMS, enables organizations to automate the procurement cycle within their "intranets," internal computer networks which are based on the Internet protocol, lowering the costs associated with operating resources. Our recently launched Ariba.com network is a global business-to-business electronic commerce network for operating resources that enables buyers and suppliers to automate transactions on the Internet. Together, Ariba ORMS and Ariba.com combine intranet-based network applications with an Internet-based network to create a business-to-business electronic commerce solution for operating resources that benefits both buyers and suppliers. Since we began marketing Ariba ORMS in March 1997, it has been licensed by large, multinational industry leaders and public sector organizations including Chevron, Cisco Systems, Federal Express Corporation, Hewlett-Packard, Philips, U S WEST and Visa.

    Our objective is to create the leading Internet-based business-to-business electronic commerce network for operating resources. Our strategy to achieve this objective is to take advantage of the buying power of a large multinational customer base to attract leading operating resource suppliers to our Ariba.com network. We believe a growing number of suppliers in our Ariba.com network will in turn draw more buyers to our network. We also believe this growth cycle will help create a network effect, where the value to each participant in the network increases with the addition of each new participant, increasing the overall value of our Ariba solution.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET AND BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE

    The Internet has emerged as the fastest growing communication medium in history. With over 97 million users at the end of 1998, growing to 320 million users by 2002, as estimated by International Data Corporation, the Internet is dramatically changing how businesses and individuals communicate and share information. The Internet has created new opportunities for conducting commerce, such as business-to-consumer and person-to-person electronic commerce. Recently, the widespread adoption of intranets and the acceptance of the Internet as a business communications platform has created a foundation for business-to-business electronic commerce that will enable organizations to streamline complex processes, lower costs and improve productivity.

    With this foundation, Internet-based business-to-business electronic commerce is poised for rapid growth and is expected to represent a significantly larger opportunity than business-to-consumer or person-to-person electronic commerce. According to Forrester Research, business-to-business electronic commerce is expected to grow from $43 billion in 1998 to $1.3 trillion in 2003, accounting for more than 90% of the dollar value of electronic commerce in the United States. This market is expected to create a substantial demand for Internet-based electronic commerce applications. According to International Data Corporation, the worldwide market for Internet-based electronic commerce procurement and order management applications is expected to experience tremendous growth, increasing from $187 million in 1998 to $8.5 billion in 2003.

    TRADITIONAL APPROACHES TO BUYING OPERATING RESOURCES

    Operating resources are the goods and services required to operate a company, ranging from significant items, such as information technology, telecommunications equipment and professional

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
services, to recurring items, such as MRO (Maintenance, Repair and Operations) supplies, travel and entertainment expenses, and office equipment. Operating resource expenditures are distinct from manufacturing resource expenditures, such as raw materials and other costs of goods sold, and from human resource expenditures, such as wages, salaries and benefits. According to Killen & Associates, operating resource expenditures are often the largest segment of corporate expenditures, representing approximately 33% of an average company's total revenues.

    Today, most organizations buy operating resources through paper-based or semi-automated processes. These processes are costly, time consuming and complex and often include the re-keying of information, lengthy approval cycles and significant involvement of financial and administrative personnel. AMR estimates that the cost per procurement transaction ranges from $75 to $175, often exceeding the cost of the items being purchased. In addition, these time consuming processes often result in fulfillment delays to end-users, leading to productivity losses.

    Beyond the time and expense associated with manual processing costs, organizations suffer even greater costs when they cannot fully exploit procurement economies of scale. Most organizations lack the systems that enable them to monitor purchases and compile data necessary to negotiate better volume discounts with preferred suppliers. In addition, most organizations suffer from a problem known as "maverick buying," which occurs when personnel do not follow internal guidelines as to which suppliers to use for operating resource purchases. When preferred suppliers are not used, organizations pay a premium. AMR estimates that maverick buying accounts for one-third of operating resource expenditures, costing organizations a 15% to 27% premium on those purchases.

    Traditional procurement processes also result in missed revenue opportunities and additional costs to suppliers. When buyers are unable to channel purchases to preferred suppliers, these suppliers lose revenue. Suppliers also suffer from inefficient, error prone and manually-intensive order fulfillment processes. Many suppliers dedicate significant resources to the manual entry of information from faxed or phoned-in purchase orders and the manual processing of paper checks, invoices and ship notices. Suppliers also spend significant resources on customer acquisition and sales costs, including the production and distribution of paper catalogs. Without fully automated and integrated electronic commerce technologies, both buyers and suppliers incur substantial extraneous costs in conducting commerce.

    OPPORTUNITY FOR BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE SOLUTIONS FOR OPERATING RESOURCES

    Over the past 30 years, information technologies have brought automation to departmental operations such as manufacturing resource planning, financial management, sales force automation and human resource management. However, the information technology platforms that made departmental automation possible did not provide enterprise-wide connectivity within organizations or connectivity between organizations. Thus, the processes linking end-users to approvers and organizations to suppliers for operating resources are today largely paper-based. With the widespread implementation of intranets and the adoption of the Internet as a business communication platform, organizations can now automate enterprise-wide and inter-organizational commerce activities. The availability of this technology creates a significant market opportunity for Internet-based business-to-business electronic commerce solutions for operating resources.

    For buyers, a solution must include a user-friendly, intranet-based system that links end-users, approvers and administrative personnel with an integrated global network that connects buying organizations with suppliers. This system must be flexible enough to meet the unique business process requirements of large, multinational organizations and must be highly scalable, reliable and rapidly deployable. It must take advantage of an organization's existing investments in information technologies by working with and connecting to multiple financial, human resource and enterprise resource planning systems. The system must provide data reporting and analytical tools that enable analysis of end-user spending patterns and provide insight into savings opportunities. For suppliers, the solution must be easy

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
to implement, based on open standards and build upon existing investments in on-line catalogs and order processing technologies. Additionally, the solution should offer suppliers the opportunity to expand their customer base by providing access to a critical mass of buyers. Addressing these requirements for both buyers and suppliers is critical to enabling full scale business-to-business electronic commerce for operating resources.

THE ARIBA SOLUTION

    Ariba is a leading provider of intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Our solution consists of two components, our intranet-based Ariba ORMS (Operating Resource Management System) network application and our Internet-based Ariba.com network. Ariba ORMS is a robust, scalable and reliable network application that operates primarily within a buying organization's intranet. Ariba ORMS enables an organization to reduce processing costs and improve productivity by automating the procurement cycle and linking end-users throughout an organization with internal approvers and financial systems. Ariba ORMS also enables organizations to reduce the cost of operating resources by channeling purchases to preferred suppliers. Our recently launched Ariba.com network is a global business-to-business electronic commerce network for operating resources, enabling buyers and suppliers to automate transactions on the Internet. Together, Ariba ORMS and our Ariba.com network combine intranet-based network applications with an Internet-based network to create a business-to-business electronic commerce solution for operating resources benefiting both buyers and suppliers.

    We believe our solution provides the following benefits:

    BENEFITS TO BUYERS:

    SIGNIFICANTLY REDUCED PROCESSING COSTS AND INCREASED PRODUCTIVITY. By automating the operating resource procurement process, our Ariba solution allows organizations to achieve significant cost savings and productivity enhancements. Ariba ORMS enables an organization to streamline and automate complex and unusual business processes. Ariba ORMS also takes advantage of existing investments in financial, human resource and enterprise resource planning systems, which reduces or eliminates the need to manually enter data into these systems. As a result, our Ariba solution allows organizations to focus on value-added activities such as negotiating better discounts with preferred suppliers. Through our solution, end-users can order and receive requested items more quickly and with less effort, improving overall productivity.

    SUBSTANTIALLY REDUCED COSTS OF OPERATING RESOURCES. Our Ariba solution enables organizations to maximize procurement economies of scale, lowering the overall costs of operating resources. Ariba ORMS provides corporate-wide data analysis and reporting tools on buying patterns, enabling organizations to negotiate more favorable contracts with preferred suppliers. Our Ariba solution in turn routes transactions to these preferred suppliers automatically. Moreover, Ariba ORMS is accessible on every desktop, is easy-to-use and streamlines the procurement process. These benefits minimize the frustration to end-users that often results in maverick buying, further enabling organizations to take advantage of negotiated discounts with preferred suppliers.

    BENEFITS TO SUPPLIERS:

    INCREASED VOLUME AND REVENUE OPPORTUNITIES. Ariba ORMS and our Ariba.com network enable buyers to channel spending to preferred suppliers, providing these suppliers the opportunity to increase revenues. Our Ariba.com network provides suppliers with greater access to new and existing customers through a global presence and availability 24 hours a day, seven days a week. In addition, by taking advantage of suppliers' web-based catalog capabilities, our solution enables suppliers to differentiate and market their goods and services in their preferred format.

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
    REDUCED SALES COSTS. Our Ariba solution enables suppliers to reduce sales costs in several ways. By automating transactions, suppliers can reduce the costs associated with, and reduce the potential for error inherent in, paper-based ordering and payment processes. Product information can be distributed electronically, reducing the cost of printed product catalog distribution. In addition, suppliers can utilize their existing investments in electronic commerce systems, including catalogs and product web pages.

    We believe that the benefits of Ariba ORMS and our Ariba.com network will create a growth cycle that increases the value of our Ariba solution to both buyers and suppliers over time. As buyers benefit from the efficiencies of our Ariba solution, we believe suppliers will be drawn to our Ariba.com network by the aggregated purchasing power of buyers using our network. As more suppliers offer operating resources through the network, more buyers are encouraged to join our network.

THE ARIBA GROWTH STRATEGY

    Our objective is to create the leading Internet-based business-to-business electronic commerce network for operating resources. Key elements of our strategy to achieve this objective include:

    TARGET LARGE MULTINATIONAL BUYERS IN A BROAD RANGE OF INDUSTRIES. We intend to continue to target large, multinational corporations and public sector institutions, benefiting from our first-mover advantage with many of these organizations. We believe these organizations will be the most likely early beneficiaries of an automated, reliable, robust and scalable procurement solution and can provide strong customer references. Furthermore, we believe the large spending power these organizations can channel through our Ariba.com network will attract suppliers to the network. Finally, these organizations have demanding requirements and rigorously test our products, assisting us in designing a robust, reliable and scalable solution.

    CREATE A NETWORK EFFECT BY ATTRACTING THE LARGEST BUYERS AND SUPPLIERS TO OUR ARIBA.COM NETWORK. As Ariba ORMS is deployed to a critical mass of large buyers in numerous industries, we intend to build upon the buying power of these large organizations to attract suppliers to our Ariba.com network. We believe a growing number of suppliers in our Ariba.com network will in turn draw more buyers to our network. We also believe this growth cycle will help create a network effect, where the value to each participant in the network increases with the addition of each new participant, increasing the overall value of our Ariba solution.

    EXTEND AND BUILD UPON THE ARIBA COMMUNITY OF PARTNERS. We intend to build upon our strategic relationships with industry leaders in the areas of electronic commerce systems, information technology consulting, distribution and content aggregation. We are working with these partners to accelerate our Ariba.com network rollout, provide additional customer implementation capabilities, expand our customer base and increase the content available on our Ariba.com network. These relationships allow us to focus on our core area of expertise, while taking advantage of the strengths of complementary technologies and the influence of these industry leaders. We believe that these relationships, as well as others that we intend to pursue, will enable the rapid and widespread deployment of our electronic commerce solution.

    PROVIDE SUPERIOR CUSTOMER SATISFACTION. We believe a loyal base of reference customers affords us a significant competitive advantage. Therefore, we intend to continue to focus significant resources on customer satisfaction programs. In order to foster a culture of customer satisfaction as our highest priority, all of our employees with variable compensation are paid in part based on customer satisfaction as measured by an independent third party organization. We continue to make use of a number of other programs to promote superior customer satisfaction including our customer-driven development process and our frequent customer advisory councils.

    EXPAND GLOBAL OPERATIONS. We intend to aggressively grow our global presence by expanding our worldwide field sales, marketing and services organizations. To complement this strategy, we intend to

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
continue to globalize our operations and expand our corporate and administrative organizations and systems. We also intend to enter into a strategic relationship with a third party to expand the computer and communications equipment and software required to support the day-to-day operations of our Ariba.com network on a global basis.

ARIBA PRODUCTS AND SERVICES

    Ariba provides a comprehensive intranet- and Internet-based business-to-business electronic commerce solution for operating resources. This solution consists of two components, Ariba ORMS and our Ariba.com network. Ariba ORMS is a network application that operates primarily within a buying organization's internal network. Ariba ORMS enables organizations to reduce processing costs and improve productivity by automating the procurement cycle, linking end-users throughout the organization with approvers and financial systems. Ariba ORMS also enables organizations to reduce the cost of operating resources by channeling purchases to preferred suppliers. As orders are generated and approved, Ariba ORMS automates commerce transactions securely with suppliers on the Internet through our Ariba.com network. Our recently launched Ariba.com network is a global business-to-business electronic commerce network for operating resources that enables buying organizations, suppliers and distributors to automate transactions on the Internet. Together, Ariba ORMS and our Ariba.com network combine intranet-based network applications with an Internet-based network to create a business-to-business electronic commerce solution for operating resources benefiting both buyers and suppliers.

Edgar description of artwork:

    This graphic depicts the various elements of the Ariba ORMS product and the Ariba.com network. There are two three-dimensional boxes separated by a three-dimensional square slice labeled "Firewall." The left box is labeled "ARIBA ORMS" on the side, and the right box is labeled "ARIBA.COM" on the side. The left box, the center "Firewall" and the right box are connected by a cylindrical pipe running through the center of each of them. The top of the left box is separated into six sections. The sections are labeled as follows: "MRO," "Service," "Capital Equipment," "eForms," "Expense Mgmt." and "P-Card." Each of the labels is attached to its respective section by a line. The labels are arranged vertically in a column and are collectively labeled "Modules" in bold print. The bottom of the left box is separated into five sections. The sections are labeled as follows: "SAP," "PeopleSoft," "Oracle," "Authentication" and "General API." Each of the labels is attached to its respective section by a line. The labels are arranged vertically in a column and are collectively labeled "Adapters" in bold print. The end of the left box displays a picture of Ariba's web site. The graphic also contains a blow-up of this web page, which is labeled "User-Friendly Web-based Interface." The only legible wording on the web site is the Ariba logo in the upper left hand corner and the words "Welcome to Ariba" in a circle in the middle of the page. The remainder of the page contains a ring of links to other pages on Ariba's web site.

    The top of the right box is separated into five sections. The sections are labeled as follows: "Buyer Sourcing," "On-line Registration," "Catalog Indexing," "News, Information, Services" and "Ariba Supplier Link." Each of the labels is attached to its respective section by a line. The labels are arranged vertically in a column and are collectively labeled "Tools" in bold print. The bottom of the right box is separated into six sections. The sections are labeled as follows: "Email/Fax," "XML/CXML," "CIF," "EDI," "OBI" and "HTML." Each of the labels is attached to its respective section by a line. The labels are arranged vertically in a column and are collectively labeled "Multi-protocol Translators" in bold print.

    ARIBA ORMS

    Ariba ORMS is a robust, scalable and reliable network application that operates primarily within a buying organization's intranet. Ariba ORMS enables organizations to reduce processing costs and improve productivity by automating the procurement cycle, linking end-users throughout the organization with approvers and financial systems. Ariba ORMS also enables organizations to reduce the cost of operating resources by channeling purchases to preferred suppliers. Ariba ORMS is designed to connect large numbers of end-users, approvers and administrative personnel through web-based applications that automate procurement and finance processes. Ariba ORMS works with multiple enterprise systems simultaneously, in addition to providing real-time electronic access to important procurement information, such as supplier product specifications, price lists, web sites and order status.

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    The primary characteristics of Ariba ORMS are:

    USER FRIENDLY, WEB-BASED INTERFACES. The browser-based user interface enables users throughout an organization to take full advantage of Ariba ORMS from their desktop and with minimal training. Wizards, software that provides automated assistance, guide less experienced users through the acquisition process, while an advanced user interface makes the system more productive for experienced users.

    ELECTRONIC BUSINESS PROCESS AUTOMATION. Ariba ORMS provides flexible workflow capable of streamlining and automating even the most complex or unusual business processes of large, multinational organizations. This flexible workflow can be customized for the unique processes of an organization and can be tailored to respond to end-user input, system events or any extrinsic or intrinsic data in the procurement cycle.

    SIMULTANEOUS INTERACTION WITH MULTIPLE ENTERPRISE SYSTEMS. Ariba ORMS works with and connects to leading finance, human resource management and enterprise resource planning systems from vendors such as PeopleSoft, SAP and Oracle. In addition, Ariba ORMS provides a comprehensive API (Application Programming Interface) to connect and work with other legacy systems through adapters that are sold as separate products. A single Ariba ORMS installation can connect with multiple enterprise applications simultaneously through real-time or scheduled interfaces. These interfaces also enable Ariba ORMS to utilize standard user authentication and directory services such as LDAP (Lightweight Directory Access Protocol) and Microsoft's Active Directory.

    INFORMATION ACCESS. With powerful analytical and reporting tools, Ariba ORMS enables organizations to evaluate data collected throughout the process of acquiring, receiving and paying for operating resources. By employing these analytical tools, an organization can analyze purchasing patterns to streamline the procurement process, negotiate more favorable terms with preferred suppliers and gain insight into additional savings opportunities.

    INTERFACE WITH OUR ARIBA.COM NETWORK. Ariba ORMS allows organizations to automate commerce transactions with suppliers over the Internet and through our Ariba.com network. By adhering to open standards, Ariba ORMS provides a variety of methods for suppliers to communicate electronically with buying organizations through our Ariba.com network. Ariba ORMS also allows suppliers to take advantage of their existing web-based catalogs to provide product information to buyers.

    MULTI-PLATFORM ARCHITECTURE. The Ariba ORMS server currently supports industry-standard approaches to high-performance databases and multi-processor hardware. Ariba ORMS currently supports Microsoft Windows NT and Unix platforms including Hewlett-Packard HP-UX and Sun Solaris.

    ARIBA ORMS MODULES

    Ariba ORMS modules are designed specifically for the procurement and management of different operating resources. Each module contains powerful reporting and data analysis tools that enable operations managers to monitor the requisition process and identify areas for cost reductions.

    The Ariba ORMS modules are:

    ARIBA MRO. Ariba MRO allows organizations to manage purchases associated with maintenance, repair and operations supplies. These items are primarily ordered through electronic catalogs and may include office products, information technologies and facilities items.

    ARIBA SERVICES. Ariba Services are specifically designed to address the unique data collection requirements for the procurement of professional services, such as facility, legal, temporary and

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
    maintenance services. Purchasing professional services, unlike commodities, involves a number of different variables, such as scope of services needed, qualification of personnel and duration of the services. Ariba Services can integrate this data to process requisitions obtained from the end-user at various points in the requisitioning, procurement and receiving cycle.

    ARIBA CAPITAL EQUIPMENT. Ariba Capital Equipment addresses the specific needs of capital equipment purchases such as manufacturing, facilities or information technology equipment. The procurement of capital equipment often requires unique data such as different accounting, asset identification and tracking information. Ariba Capital Equipment can be easily configured to suit an organization's specific accounting and tracking needs.

    ARIBA EFORMS. Ariba eForms allow organizations to create custom forms, which can be attached to existing Ariba applications or used to create new applications for nearly any type of operating resource request. Ariba eForms are created using XML (eXtensible Markup Language), a robust definition language that allows organizations to design forms that capture information from end-users and route the information for internal approval. Each Ariba eForm can have its own approval rules and can incorporate standard data from Ariba ORMS including financial accounting and human resources information.

    ARIBA EXPENSE MANAGEMENT. Ariba Expense Management automates the expense reporting process associated with expenditures such as travel and entertainment. Ariba Expense Management provides a robust set of features to generate expense reports automatically from electronic credit card, travel card or procurement card data feeds and can route expense reports to functional, travel and expense managers.

    ARIBA P-CARD RECONCILIATION. Ariba P-Card Reconciliation provides support for the use of P-Cards, which are credit cards designed specifically for business procurement. P-Cards can be allocated to a given user or an accounting entity. Electronic P-Card statements from financial institutions can be read automatically by Ariba ORMS and reconciled against purchases made, flagging any exceptions or inconsistencies.

    ARIBA ORMS ENTERPRISE ADAPTERS

    Ariba ORMS enterprise adapters are designed specifically to connect to or integrate with leading finance, human resource management and enterprise resource and planning systems. Integration refers to the ability of Ariba ORMS adapters to exchange information with an organization's enterprise systems, eliminating the need for manual transfer of critical information from Ariba ORMS to these systems. Ariba ORMS enterprise adapters can integrate with standard implementations of these systems or can be configured to integrate with custom installations of the enterprise system. These adapters enable a single Ariba ORMS installation to integrate with multiple enterprise applications simultaneously.

    ARIBA SAP ADAPTER. Ariba SAP Adapter provides real-time and scheduled integration with SAP applications through standard programming interfaces for personnel, accounting, distribution, supplier and financial information.

    ARIBA PEOPLESOFT ADAPTER. Ariba PeopleSoft Adapter allows real-time and scheduled integration with PeopleSoft finance, distribution and human resources management systems through PeopleSoft's message agent for administrative, personnel, accounting, distribution, supplier and financial information.

    ARIBA ORACLE ADAPTER. Ariba Oracle Adapter allows real-time and scheduled integration with Oracle applications for personnel, accounting, distribution, supplier and financial information.

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
    ARIBA AUTHENTICATION ADAPTER. Ariba Authentication Adapter provides integration with standard user authentication and directory services such as LDAP (Lightweight Directory Access Protocol) and Microsoft's Active Directory.

    ARIBA GENERAL API ADAPTER. Ariba General API Adapter provides integration with existing and legacy enterprise systems to interface information with Ariba ORMS on a real-time or scheduled basis.

    Customers who purchase our software products receive a server capacity license, one or more of the Ariba ORMS modules and adapters to interface with enterprise financial and human resource systems. The license fee for the server capacity license is based on the customer's annual volume of line items of purchasing transactions. The license fees for the software modules and adapters consist of individual prices for each module or adapter.

    The volume licensing of the server capacity allows customers to scale the total cost of their purchase of the Ariba ORMS system to their needs. The server capacity license entitles customers to execute the licensed volume of line items of purchasing transactions during any annual period following their purchase of the server license. Ariba's customers generally purchase estimated server capacity at the time of the purchase of the server license. Following the initial implementation of Ariba ORMS, and based on the reporting and analysis tools available through Ariba ORMS, our customers are able to understand their annual transaction volume more fully. Customers who exceed their estimated volume can purchase additional server capacity. However, there are no recurring annual license fees. To date, three customers have purchased additional annual server capacity licenses.

    OUR ARIBA.COM NETWORK

    Our Ariba.com network is an Internet-based operating resource solution designed to provide access to large amounts of supplier product information and to enable electronic commerce transactions over the Internet. Our Ariba.com network bridges buyer and supplier networks on the Internet and offers catalog and content management, order transaction routing and multi-protocol support for numerous electronic commerce standards.

    Our multi-protocol network allows buyers to send transactions from Ariba ORMS in one standard format; it then converts the order into the supplier's preferred transaction format, such as CXML (Commerce eXtensible Markup Language), a format used on the Internet to describe commerce data and documents, or EDI (Electronic Data Interchange), a format used to exchange data and documents electronically. This feature eliminates the need for a single standard for electronic commerce and gives suppliers the freedom to transact in their preferred protocols.

    Our Ariba.com network also allows suppliers to utilize their existing electronic commerce systems to provide information about their products and services. Suppliers can send electronic catalogs through standard formats such as CIF (Catalog Interchange Format), a format commonly used to transfer catalog information electronically, and CXML. In addition, buyers can link to a supplier's web site using a technology called CXML Punch-out. CXML Punch-out allows a buyer to select a product utilizing a supplier's web site while keeping the purchasing process within our Ariba ORMS system for internal approval, accounting and administrative controls. This feature is particularly useful for suppliers with robust web sites, electronic product configuration systems and large product catalogs. In addition, suppliers can take advantage of their existing web-based catalog capabilities to differentiate and market their goods and services.

    The key components of our Ariba.com network are:

    OPEN STANDARDS MULTI-PROTOCOL TRANSACTION NETWORK. Our Ariba.com network automatically routes and translates transactions between buyers and suppliers using most major electronic commerce standards, including: XML; CXML; Internet EDI; VAN EDI (Value Added Networks for EDI); a subset of the OBI standard (Open Buying on the Internet), a protocol for buying goods and services on the Internet; HTML (Hyper-Text Markup Language), a format commonly used to define content for web pages; e-mail; auto-fax and CIF. This enables buyers to conduct business with suppliers independent of the type of electronic commerce systems used by the supplier.

    WEB-BASED CONTENT ACCESS AND INDEXING. Our Ariba.com network uses a scalable approach for content management. This approach employs indexing, rather than content aggregation, to connect buying organizations using Ariba ORMS to suppliers' existing web-based catalogs. This indexing approach eliminates the need to aggregate content in a central repository, yet provides robust and comprehensive searching tools to buyers. In addition, our Ariba.com network allows suppliers to take advantage of existing electronic commerce web-based catalogs through CIF, CXML and CXML Punch-out.

    ARIBA SUPPLIER LINK. In December 1998, we announced our Ariba Supplier Link program, an initiative to integrate supplier content into our Ariba.com network. Members of Ariba Supplier Link provide buying organizations using Ariba ORMS access to indices of millions of items from thousands of manufacturers.

    SUPPLIER SELF-MANAGEMENT AND REGISTRATION. To conduct commerce with all buying organizations using Ariba ORMS, suppliers need only to register once and continue to manage their relationships online, in their preferred transaction standards and configurations without the need for additional software.

    NEWS, INFORMATION AND SERVICES. Our Ariba.com network provides news, information and services of interest to business buyers and suppliers such as sourcing, supplier, financial and industry information.

    Our Ariba.com network is designed for high-performance databases and multi-processing hardware and utilizes a multi-server configuration to allow workloads to be shared across multiple servers and the site to maintain availability of online service. We intend to enter into an outsourcing relationship with a third party to build and operate the network and platform infrastructure for our Ariba.com network. This network and platform infrastructure consists of the computer and communications equipment and software that allow buyers and suppliers to exchange information over our Ariba.com network. It will be difficult for us to operate our Ariba.com network if we are unable to contract with a third party as we would have to perform these functions ourselves or obtain similar services from another provider, and we may not successfully perform or obtain these services for our Ariba.com network on a timely and cost-effective basis.

    Although we expect to derive revenue from our Ariba.com network in the future, we have not yet established our pricing and revenue model for the services associated with our network. If we are unable to establish a pricing and revenue model acceptable to our customers, our Ariba.com network may not be commercially successful. As of May 31, 1999, only one customer was buying operating resources through our network from a limited number of linked suppliers.

CUSTOMERS

    We target large, multinational market leaders in a broad range of industries. As of May 31, 1999, customers that have purchased licenses for Ariba ORMS include:

Advanced Micro Devices                 Motorola
Autodesk                               Nestle USA
Boehringer-Ingelheim                   Octel Messaging Division of Lucent
Bristol-Myers Squibb                   Technologies
Cadence Design Systems                 Parametric Technology Corporation
Caltex                                 Philips Electronics
Canadian Imperial Bank of Commerce     Purdue University
Chevron                                SAirGroup
Cisco Systems                          Seagate Technology
Citizens Telecommunications            Sonoco Products
Cypress Semiconductor                  Staples
Earthgrains                            The State of California
Federal Express Corporation            Transamerica
General Motors                         U S WEST
Hewlett-Packard                        Visa International
Merck                                  Visa USA

SUPPLIERS

    In December 1998, we announced our Ariba Supplier Link or "ASL" program, which is an initiative to provide supplier content to Ariba ORMS customers electronically. We have over 40 members in our program. These members include individual manufacturers, distributors, resellers, content management solution providers and sourcing organizations. Our ASL members include the following companies:

Anderson Unicom Group                  Inacom
Barnesandnoble.com                     Interworld
Beyond.com                             Ironside Technologies
Boise Cascade Office Products          Life Technologies
BT Office Products International       MicroAge Integration
CAP                                    MicroAge Toronto
Chemdex                                NCR Systemedia Group
Collabria                              Neoforma
Com-Kyl                                Newark Electronics
Compucom Systems                       Office Depot
Contact East                           PCNet
Corporate Express                      PcOrder.com
Cort Furniture Rental                  Reynolds and Reynolds
Data Impressions                       RoweCom
Dell Products                          Saqqara Systems
Digital River                          SciQuest
Electro Rent                           Staples
Electronic Sales Systems               Technicon
EMAX Solution Partners                 Telepress
Fatbrain.com                           US Technologies
Flow Systems                           ViewTek
Grand & Toy                            W.W. Grainger
Harbinger                              Wood Associates
Hewlett-Packard                        1.800.Batteries
ImageX.com                             1Nine Systems

STRATEGIC RELATIONSHIPS

    To ensure that we deliver a comprehensive solution to our customers, we have established strategic relationships with organizations in four general categories: hardware platforms; software platforms; electronic commerce; and systems integrators. Our hardware partners include Cisco Systems, Hewlett-Packard and Sun Microsystems. These relationships help ensure the reliability, scalability and performance of the Ariba solution on these platforms. In addition, we intend to enter into an outsourcing relationship with a third party to build and operate the network and platform infrastructure for our Ariba.com network. Our electronic commerce partners include American Express, Sterling Commerce and Visa International.

    We have system integrator relationships with Andersen Consulting, Deloitte & Touche, Ernst & Young, KPMG, PricewaterhouseCoopers, Cambridge Technology Partners, Computer Sciences Corporation, Core Technologies, SRA International, Tier Technologies and TSA Associates. These system integrators implement our products and often assist us with sales lead generation. We have certified and trained approximately 125 consultants in these organizations for the implementation and operation of our products.

    We rely, and expect to increasingly rely, on a number of third parties to implement, support and recommend our products during the evaluation stage of a customer's purchase process. If we are unable to maintain or increase the number and quality of our relationships with providers that recommend, implement or support operating resources management systems, our business will be seriously harmed. A number of our competitors, including Oracle, SAP and PeopleSoft, have significantly more established relationships with such providers and, as a result, these firms may be more likely to recommend competitors' products and services rather than our products and services. Furthermore, it is possible that our current implementation partners, many of which have significantly greater financial, technical, marketing and other resources than we have, could begin to market software products and services that compete with our products and services.

SALES AND IMPLEMENTATION

    We sell our software primarily through our worldwide direct sales organization. As of March 31, 1999, our direct sales force consisted of 57 sales professionals located in 14 domestic locations and offices in Canada, the United Kingdom and The Netherlands. Application specialists that provide pre-sales support to potential customers on product information and deployment capabilities complement our direct sales force. We plan to expand our direct sales force.

    During our sales process, we typically approach senior executive management teams including the chief financial officer, chief information officer and chief executive officer of our potential customers. We utilize sales teams consisting of both sales and technical professionals who work with our strategic partners to create organization-specific proposals, presentations and demonstrations that address the specific needs of each potential customer.

    Ariba provides professional services to augment the implementation efforts of customers and systems integrators. This organization provides professional services on the strategy, methodology and technical implementation of Ariba ORMS. As of March 31, 1999, our professional services organization consisted of 40 employees.

    We believe that strategic partnerships will assist us in gaining broad market acceptance as well as enhance our marketing, sales and distribution capabilities. We have therefore developed close relationships with a number of strategic integrators and technology providers. These companies have worked with us and participated in joint sales calls to several of our large accounts. See "--Strategic Relationships."

MARKETING

    We focus our marketing efforts toward educating our target market, generating new sales opportunities, and creating awareness for our business-to-business electronic commerce solutions. We conduct a variety of marketing programs worldwide to educate our target market. We have engaged in marketing activities such as business seminars, trade shows, press relations and industry analyst programs and advisory councils.

    Our marketing organization also serves an integral role in acquiring, organizing and prioritizing customer and industry feedback in order to help provide product direction to our development organizations. We formalized this customer-driven approach by establishing advisory council meetings, made up of numerous industry experts, to provide forums for discussing customer needs and requirements. To date, we have held ten of these events. Our most recent advisory council meeting was attended by over 800 people, including procurement, information technology and finance executives. In addition to providing information to prospective customers, advisory council meetings provide a useful forum in which to share information, test product concepts and collect data on customer and industry needs. We have also augmented advisory council meetings with a detailed product management process that surveys customer and market needs to predict and prioritize future customer requirements. We also have marketing relationships with Andersen Consulting, Cisco Systems, Hewlett-Packard, Sun Microsystems and Visa International. These relationships provide collaborative resources to help extend the reach of our presence in the marketplace. We intend to continue to pursue these programs in the future.

CUSTOMER SERVICE, TRAINING AND SUPPORT

    We believe that customer satisfaction is essential for our long-term success and offer comprehensive customer assistance programs. Our technical support provides dependable and timely resolution of customer technical inquiries and is available to clients by telephone, over the web or by electronic mail. We use a customer service automation system to track each customer inquiry until it is resolved. Our education services group delivers education and training to our clients and partners. We offer a comprehensive series of classes to provide the knowledge and skills to successfully deploy, use and maintain our products and solutions. These courses focus on the technical aspects of our products as well as real-world business issues and processes. All of our classes include lecture, demonstration, discussion and hands-on use of our solutions. Classes are held regularly in our training facilities at our headquarters in Sunnyvale, California. Our customer support and training organizations consisted of 13 employees as of March 31, 1999.

RESEARCH AND DEVELOPMENT

    We originally introduced Ariba ORMS in May 1997 and have released a number of product enhancements in five subsequent major releases. We began to operate our Ariba.com network in April 1999 and continue to provide enhancements to this Internet platform on an ongoing basis. As of March 31, 1999, our research and development organizations were comprised of 65 employees.

    Our research and development operations are divided into two organizations, one focusing on Ariba ORMS and the other focusing on our Ariba.com network. Our Ariba ORMS organization has eight teams that include server and infrastructure development, user interface and application design, tools development, enterprise integration, quality assurance, documentation, release management and advanced development. Our Ariba.com network organization has five teams that include Internet applications and design, platform and infrastructure engineering, operations, quality assurance and documentation. Both the Ariba ORMS and our Ariba.com network organizations regularly share resources and collaborate on code development, quality assurance and documentation.

    We believe our software and Internet applications teams and core technologies represent a significant competitive advantage. The software and Internet applications development organizations include a number of key members from past engineering organizations that have developed Internet applications and services, and have extensive experience with Java programming. We believe a technically skilled and highly productive development organization is a key component for the success of new product offerings. We must attract and retain highly qualified employees to further our research and development efforts. Our business could be seriously harmed if we are not able to hire and retain a sufficient number of these individuals.

    We cannot be sure that existing and future development efforts will be completed within our anticipated schedules or that, if completed, they will have the features or quality necessary to make them successful in the marketplace. In addition, the widespread adoption of our Ariba.com network by our customers depends in part on the adoption and implementation of the next version of our Ariba ORMS product, which is not scheduled for commercial release until later this year. Future delays in this release or problems in the development or marketing of product enhancements, Internet services or applications or new products could seriously harm the deployment of our Ariba.com network and could harm our business. Further, despite testing by us and by current and potential customers, errors could be found in our products. We may not be able to successfully correct these errors in a timely and cost effective manner. If we are not able to develop new products or enhancements to existing products or corrections on a timely and cost-effective basis, or if these new products or enhancements do not have the features or quality necessary to make them successful in the marketplace, our business will be seriously harmed.

    We expect that most of our enhancements to existing and future products will be developed internally. However, we currently license certain externally-developed technologies and will continue to evaluate externally-developed technologies to integrate with our solutions. These externally developed technologies, if suffering from defects, quality issues or the lack of product functionality required to make our solutions successful in the marketplace, may seriously impact and harm our business.

COMPETITION

    The market for our solution is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered. We encounter competition with respect to different aspects of our solution from a variety of vendors including Captura Software, Clarus, Commerce One, Concur Technologies, Extensity, GE Information Services, Intelysis, Netscape Communications and TRADE'ex Electronic Commerce Systems. We may also encounter competition from several major enterprise software developers, such as Oracle, PeopleSoft and SAP. In addition, because there are relatively low barriers to entry in the operating resource management software market, we expect additional competition from other established and emerging companies, as the operational resource management software market continues to develop and expand.

    We believe that the principal competitive factors affecting our market include a significant base of reference customers, breadth and depth of solution, critical mass of buyers and suppliers, product quality and performance, customer service, core technology, product features, ability to implement solutions and value of solution. Although we believe that our solutions currently compete favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than us, significantly greater name recognition and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

    We may not be able to compete successfully against our current and future competitors.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark laws.

    We license rather than sell Ariba ORMS and require our customers to enter into license agreements, which impose restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We cannot assure you that any of our proprietary rights with respect to our Ariba.com network will be viable or of value in the future since the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

    We presently have one U.S. patent application pending. It is possible that the patent that we have applied for, if issued, or our potential future patents may be successfully challenged or that no patent will be issued from our patent application. It is also possible that we may not develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will seriously harm our ability to do business.

    We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in Ariba ORMS to perform key functions. For example, we license reporting software from Actuate. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our current product. These delays if they occur could seriously harm our business.

    Ariba and the Ariba logo are registered as trademarks in the United States. In addition, we have the following trademarks registered in one or more foreign countries: Ariba, the Ariba logo, the Ariba "boomerang" design, ORM, ORMS and Walk-Up UI. We also have filed applications to register these trademarks in several countries. We have filed trademark applications in the United States for Ariba.com and Ariba.com Network. The above mentioned trademark applications are subject to review by the applicable governmental authority, may be opposed by private parties, and may not issue.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

EMPLOYEES

    As of March 31, 1999, we had a total of 221 employees, including 65 in research and development, 77 in sales and marketing, 53 in customer support, professional services and training, and 26 in administration and finance. Of these employees, 209 were located in the United States and 12 were located outside the United States. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

    Our future operating results depend in significant part on the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement. Our future success also depends on our continuing ability to attract and retain highly qualified technical, sales and senior management personnel. Competition for these personnel is intense, and we may not be able to retain our key technical, sales and senior management personnel or attract these personnel in the future. We have experienced difficulty in recruiting qualified technical, sales and senior management personnel, and we expect to experience these difficulties in the future. If we are unable to hire and retain qualified personnel in the future, this inability could seriously harm our business.

FACILITIES

    Our principal sales, marketing, research, development and administrative office occupies approximately 33,000 square feet in Sunnyvale, California, under a lease that expires on August 31, 2004. In addition, we also lease sales and support offices in the metropolitan areas of Atlanta, Amsterdam, Boston, Chicago, Columbus, Dallas, Detroit, London, Los Angeles, Melbourne, Milwaukee, Minneapolis, New York, St. Louis, Toronto, Washington, D.C. and Zurich. In September 1999, we intend to move our headquarters to expanded facilities located in approximately 130,000 square feet in Mountain View, California. Our sublease for this facility expires in October 2006.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of Ariba, and their ages as of March 31, 1999, are as follows:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Keith J. Krach.......................................          42   President, Chief Executive Officer and Chairman of
                                                                      the Board of Directors
Edward P. Kinsey.....................................          42   Chief Financial Officer, Vice President-- Finance &
                                                                      Administration and Secretary
Robert J. DeSantis...................................          35   Vice President--International Operations
Rune C. Eliasen......................................          44   Vice President--Customer Services
K. Charly Kleissner..................................          42   Vice President--Engineering
Robert D. Lent.......................................          45   Vice President--Business Development
Paul L. Melchiorre...................................          38   Vice President--North American Operations
David L. Rome........................................          50   Vice President--Marketing
Paul C. M. Touw......................................          34   Vice President--Corporate Strategy
Paul Hegarty.........................................          34   Director
Robert C. Kagle......................................          43   Director
John B. Mumford......................................          55   Director
Hatim A. Tyabji......................................          54   Director

    KEITH J. KRACH, a co-founder of Ariba, has served as Chairman of the Board of Directors, Chief Executive Officer and President since our inception in September 1996. From March 1996 to September 1996, Mr. Krach served as an Entrepreneur in Residence at Benchmark Capital. From October 1988 to August 1995, Mr. Krach served as Chief Operating Officer of Rasna Corporation, a mechanical computer-aided design automation software company. Prior to joining Rasna, Mr. Krach held various positions with General Motors, including General Manager and Vice President of GMF Robotics. Mr. Krach holds a Bachelor of Science degree in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard Business School.

    EDWARD P. KINSEY, a co-founder of Ariba, has served as Chief Financial Officer, Secretary and Vice President of Finance and Administration since our inception in September 1996. From October 1995 to August 1996, Mr. Kinsey served as the Chief Financial Officer and Vice President of Finance of CenterView Software, an Internet development tools company. From March 1994 to October 1995, Mr. Kinsey served as Corporate Controller of Rasna Corporation and, from July 1988 to March 1994, Mr. Kinsey served in various capacities at Zenger-Miller, Inc., a management and supervisory skills training and development company, most recently as the Chief Financial Officer and Vice President of Operations. Prior to 1988, Mr. Kinsey held management positions at Peat Marwick Mitchell and at Price Waterhouse. Mr. Kinsey is a Certified Public Accountant in California and Ohio and holds a Bachelor of Business Administration degree in Accounting from the University of Toledo.

    ROBERT J. DESANTIS, a co-founder of Ariba, has served as Vice President of International Operations since July 1998 and Vice President of Sales from our inception in September 1996 to July 1998. From October 1995 to September 1996, Mr. DeSantis worked as a consultant in the venture capital community. From August 1990 to October 1995, Mr. DeSantis served as Vice President of Sales and Vice President of European Operations at Rasna Corporation. Prior to joining Rasna, Mr. DeSantis served as Director of Sales for Structural Research and Analysis Corporation, a design analysis software company, and as a member of the technical staff of Hughes Aircraft Company. Mr. DeSantis holds a Bachelor of Science degree in Mechanical Engineering from the University of Rhode Island.

    RUNE C. ELIASEN has served as Ariba's Vice President of Customer Services since March 1997. From August 1995 to February 1997, Mr. Eliasen served as Vice President of Operations at CBT Systems, Inc., a computer training development company. From March 1989 to August 1995, Mr. Eliasen served as the Vice President of Operations at Rasna Corporation. Prior to joining Rasna, Mr. Eliasen held various senior engineering management positions at General Motors and Ford Motor Company. Mr. Eliasen holds a Bachelor of Science degree in Aeronautical and Astronautical Engineering from Purdue University.

    K. CHARLY KLEISSNER has served as Ariba's Vice President of Engineering since July 1997. From June 1996 to July 1997, Dr. Kleissner was Vice President of Product Development at DataMind Corporation, a data mining software tools development company. From April 1994 to June 1996, Dr. Kleissner held various senior engineering management positions at NeXT Software Inc., a software development company. Prior to joining NeXT, Dr. Kleissner held various senior engineering management positions at Digital Equipment Corporation and Hewlett-Packard Company. Dr. Kleissner holds a Ph.D. in Computer Science from the University of Technology, Vienna and a Master of Science degree in Computer Science from the Institute of Technology at the University of Vienna.

    ROBERT D. LENT, a co-founder of Ariba, has served as Vice President of Business Development since December 1997. From January 1993 to September 1996, Mr. Lent was Vice President of U.S. Marketing for Inmac, a supplier of networking and computing equipment. Prior to joining Inmac, he held various senior product-marketing positions at Quantum, a mass storage company, and Softbridge Microsystems. Mr. Lent began his career with Deloitte & Touche LLP. Mr. Lent is a Certified Public Accountant and holds a Bachelor of Science degree in Business Administration from the University of California at Berkeley and a Master of Business Administration with distinction from Harvard Business School.

    PAUL L. MELCHIORRE has served as Ariba's Vice President of North American Operations since May 1998. From December 1992 to May 1998, Mr. Melchiorre served as Senior Vice President of Global Accounts for SAP America, Inc., an enterprise software company. Prior to joining SAP, he held various sales and management positions with MAI Systems, an accounting software company, and Automatic Data Processing, a developer of business software. Mr. Melchiorre holds a Bachelor of Science degree in Marketing from Villanova University and a Master of Business Administration from Drexel University.

    DAVID L. ROME has served as Ariba's Vice President of Marketing since July 1997. From March 1997 to July 1997, Mr. Rome served as Vice President of Marketing at Calico Technology, an Internet company focused on enabling electronic commerce for companies selling complex products and services. From July 1990 to September 1995, Mr. Rome held several general manager positions at Lotus Development Corporation. Prior to joining Lotus, Mr. Rome held various senior sales and marketing management positions with Alliant Computer Systems, a specialized computer manufacturer, and Data General Corporation, a data storage products company. Mr. Rome holds a Bachelor of Science degree in Mechanical Engineering from Purdue University and a Master of Business Administration from Harvard Business School.

    PAUL C. M. TOUW, a co-founder of Ariba, has served as Vice President of Corporate Strategy since March 1997 and managed marketing and business development for Ariba from our inception in September 1996 to March 1997. From September 1995 to July 1996, Mr. Touw managed western area sales and business development for Open Market, Inc., an Internet commerce software company. From 1991 to September 1995, Mr. Touw held various senior technical and sales management positions at Rasna Corporation. Prior to joining Rasna, Mr. Touw held analyst and senior analyst positions at Westinghouse Electric Company, AEC Able Engineering, and BP Advanced Materials serving primarily in aerospace engineering and analysis roles. Mr. Touw holds a Bachelor of Science degree in Mechanical and Physics Engineering from University of the Pacific, School of Engineering.

    PAUL HEGARTY, a co-founder of Ariba, has served as Vice President of Engineering from our inception in September 1996 to August 1997, as Chief Technical Officer from our inception to October 1998 and as a director since October 1998. From June 1996 to September 1996, Mr. Hegarty served as an Entrepreneur in Residence at Benchmark Capital. From February 1988 to May 1996, Mr. Hegarty served in various engineering capacities at NeXT Software, Inc., including Vice President of Engineering. Mr. Hegarty holds Bachelor of Science and Master of Science degrees in Electrical Engineering from Stanford University.

    ROBERT C. KAGLE has served as a director of Ariba since our inception in September 1996. Mr. Kagle has been a Managing Member of Benchmark Capital Management Co., L.L.C., the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., since its founding in May 1995. Mr. Kagle also has been a General Partner of Technology Venture Investors since January 1984. Mr. Kagle currently serves as a director of publicly held companies eBay Inc. and E-Loan, and is currently a Director of the National Association of Venture Capitalists and a Trustee of Kettering University, formerly known as the General Motors Institute. Mr. Kagle holds a Bachelor of Science degree in Electrical and Mechanical Engineering from the General Motors Institute and a Master of Business Administration from the Stanford Graduate School of Business.

    JOHN B. MUMFORD has served as a director of Ariba since our inception in September 1996. Mr. Mumford has served as Managing Partner of Crosspoint Venture Partners since 1970. Mr. Mumford currently serves as a director of a number of private companies primarily in the information technology area. Mr. Mumford is a co-founder and director of Hello Direct, Inc., a public company, and served as a director of Office Depot, a public company, from its formation in 1986 to April 1997. Mr. Mumford was also a founding director of Inmac Corp., a public company, and served in this capacity until its merger with Micro Warehouse in 1996. Mr. Mumford holds a Bachelor of Science degree in Accounting from Arizona State University and a Master of Business Administration from the Stanford Graduate School of Business.

    HATIM A. TYABJI has served as a director of Ariba since January 1998. Mr. Tyabji served as President and Chief Executive Officer from 1986 to 1998 and as Chairman of the Board from 1992 to 1998 of VeriFone, Inc., a wholly-owned subsidiary of Hewlett-Packard. Prior to joining VeriFone, Mr. Tyabji served as President of the Information Systems Products and Technologies Group of Unisys Corporation, formerly known as Sperry Corporation. Mr. Tyabji holds a Bachelor of Science degree in Electrical Engineering from the College of Engineering in Poona, India and a Master of Science degree in Electrical Engineering from the State University of New York, Buffalo. He also has a Master of Business Administration in International Business from Syracuse University and is a graduate of the Stanford University Executive Program.

    Ariba currently has authorized five directors. Each director holds office until the next annual meeting of stockholders or until his successor is elected. Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

BOARD COMMITTEES

    The board of directors has an audit committee and a compensation committee.

    AUDIT COMMITTEE. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates the our audit and control functions. The audit committee currently consists of Robert C. Kagle and John B. Mumford.

    COMPENSATION COMMITTEE. The compensation committee reviews and makes recommendations regarding our stock plans and makes decisions concerning salaries and incentive compensation for our employees and consultants. The compensation committee currently consists of Robert C. Kagle and Hatim A. Tyabji.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

    Directors currently do not receive any cash compensation from Ariba for their services as members of the board of directors, although members are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Directors are eligible to participate in Ariba's stock plans, and beginning in 1999, employee directors will also be able to participate in Ariba's 1999 Equity Incentive Plan and non-employee directors will receive periodic option grants under Ariba's 1999 Directors' Stock Option Plan. On January 21, 1998, in connection with his appointment to the board of directors, Mr. Tyabji was granted an option to purchase 200,000 shares of our common stock at an exercise price of $.375 per share, subject to a four-year vesting schedule. See "Management--1999 Equity Incentive Plan."

EXECUTIVE COMPENSATION

    The following table sets forth compensation information for fiscal 1998 paid by Ariba for services by our Chief Executive Officer and our four other highest-paid executive officers whose total salary and bonus for such fiscal year exceeded $100,000, whom we collectively refer to as the Named Officers:

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                               COMPENSATION
                                                                           ---------------------
                                                                                  AWARDS
                                                     ANNUAL COMPENSATION   ---------------------
                                                    ---------------------  NUMBER OF SECURITIES         OTHER
NAME AND PRINCIPAL POSITION                         SALARY($)   BONUS($)   UNDERLYING OPTIONS(#)   COMPENSATION($)
--------------------------------------------------  ----------  ---------  ---------------------  -----------------
Keith J. Krach ...................................  $  106,667  $  33,000               --                   --
  President, Chief Executive Officer and Director
Edward P. Kinsey .................................     106,667     36,333               --                   --
  Chief Financial Officer, Vice President--
  Finance & Administration and Secretary
Robert J. DeSantis ...............................     106,667     76,605          200,000            $   6,250
  Vice President--International Sales
Rune C. Eliasen ..................................     106,667     33,000               --                   --
  Vice President--Customer Service
David L. Rome ....................................      90,000     60,000               --                   --
  Vice President--Marketing

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options during fiscal 1998 to each of the Named Officers. No stock appreciation rights were granted during the fiscal year. Each of the options listed in the table below is immediately exercisable. The shares purchasable thereunder are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in those shares. The repurchase right lapses and the optionee vests as to 25% of the option shares upon completion of one year of service from the date of grant and the balance in a series of equal monthly installments over the next 36 months of service. The option shares will vest upon a change in control, unless our repurchase right with respect to the unvested option shares is transferred to the acquiring entity. The option shares will also vest in certain circumstances should the optionee's employment or service be involuntarily terminated following a change in control. Each of the options has a ten-year term, subject to earlier termination in the event the holder ceases providing services to us.

    The percentage numbers are based on an aggregate of 3,978,000 options granted to our employees under our 1996 Stock Plan during fiscal 1998. The exercise price was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure as long as this procedure would not cause us to recognize compensation expense for financial reporting purposes. We may also finance the option exercise by accepting a full recourse note from the optionee equal to the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

    The potential realizable value is calculated based on a ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed because of SEC rules and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                                                                                                   POTENTIAL REALIZABLE
                                                        INDIVIDUAL GRANTS                            VALUE AT ASSUMED
                                  --------------------------------------------------------------     ANNUAL RATES OF
                                   NUMBER OF                                                           STOCK PRICE
                                  SECURITIES       % OF TOTAL                                          APPRECIATION
                                  UNDERLYING   OPTIONS GRANTED TO      EXERCISE                      FOR OPTION TERM
                                    OPTIONS       EMPLOYEES IN           PRICE       EXPIRATION   ----------------------
NAME                                GRANTED        FISCAL 1998          ($/SH)          DATE          5%         10%
--------------------------------  -----------  -------------------  ---------------  -----------  ----------  ----------
Keith J. Krach..................          --               --                 --             --           --          --
Edward P. Kinsey................          --               --                 --             --           --          --
Robert J. DeSantis..............     200,000              5.0%         $    1.00        5/31/08   $  125,779  $  318,748
Rune C. Eliasen.................          --               --                 --             --           --          --
David L. Rome...................          --               --                 --             --           --          --


    In addition to the options listed in the table, stock options were granted in fiscal 1999 to some of the Named Officers and to other executive officers under our 1996 Stock Plan for the following number of shares and at the exercise price of $2.375 per share: Mr. Krach, 400,000; Mr. DeSantis, 80,000; Mr. Eliasen, 40,000; and Mr. Kinsey, 160,000. Each of these options is immediately exercisable subject to deferral to satisfy the $100,000 limitation applicable to incentive options. The shares purchasable under the options are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses as to 10% of the shares upon completion of one year of service, 20% upon completion of two years of service, 30% upon completion of three years of service and the balance upon completion of four years of service from the grant date. We also granted a stock option in fiscal 1999 to Mr. Lent for 50,000 shares at an exercise price of $18.00 per share. The repurchase right for the shares purchasable under this option lapses as to 25% of the shares upon completion of one year of service and the balance in a series of equal monthly installments over the next 36 months of service.


FISCAL YEAR END OPTION VALUES

    The following table sets forth for each of the Named Officers options exercised and the number and value of securities underlying unexercised options that are held by the Named Officers as of September 30, 1998. The heading "Vested" refers to shares no longer subject to repurchase by us, and the heading "Unvested" refers to shares subject to repurchase by us, in each case as of September 30, 1998. The value of unexercised in-the-money options at 1998 fiscal year end is based on the fair market value of our common stock at September 30, 1998, or $1.3325 per share, less the exercise price payable for these shares.

                                                                                 NUMBER OF
                                                                                SECURITIES           VALUE OF
                                                                                UNDERLYING          UNEXERCISED
                                                                                UNEXERCISED        IN-THE-MONEY
                                                                             OPTIONS AT FISCAL   OPTIONS AT FISCAL
                                                                               YEAR END (#)        YEAR END ($)
                                                                             -----------------   -----------------
NAME                                                                         VESTED   UNVESTED   VESTED   UNVESTED
---------------------------------------------------------------------------  ------   --------   ------   --------
Keith J. Krach.............................................................    --           --     --           --
Edward P. Kinsey...........................................................    --           --     --           --
Robert J. DeSantis.........................................................    --      200,000     --     $ 66,500
Rune C. Eliasen............................................................    --           --     --           --
David L. Rome..............................................................    --           --     --           --

CHANGE OF CONTROL ARRANGEMENTS

    The compensation committee of the board of directors, as administrator of the 1999 Equity Incentive Plan, can provide for accelerated vesting of the shares of common stock subject to outstanding options held by any executive officer or director of Ariba in connection with certain changes in control of Ariba. The accelerated vesting may be conditioned on the termination of the individual's employment following the change in control event.

    None of the Named Officers have employment agreements with us, and they may resign and we may terminate their employment at any time.

1999 EXECUTIVE BONUS PROGRAM

    We have a bonus program pursuant to which selected officers and other full-time employees are eligible for annual cash bonuses based on our achievement of specified objectives. For 1999, an officer's target bonus will be awarded based on our achievement of revenue targets, customer bookings targets, income targets and customer satisfaction targets and other individual objectives to be determined by the compensation committee of the board of directors.

1999 EQUITY INCENTIVE PLAN

    Ariba's 1999 Equity Incentive Plan was adopted by our board of directors on April 20, 1999 and our stockholders will also be asked to approve the adoption of the plan. We have reserved 2,400,000 shares of common stock for issuance under the 1999 Equity Incentive Plan. Any shares not yet issued under our 1996 Stock Plan as of the date of this offering will also be available for grant under the 1999 Equity Incentive Plan. As of January 1 of each year, commencing with the year 2000, the number of shares we reserve for issuance under the 1999 Equity Incentive Plan will be increased automatically by 5% of the total number of shares of common stock then outstanding or, if less, by 2,000,000 shares. As of March 31, 1999, we had not granted any options under the 1999 Equity Incentive Plan.

    Under the 1999 Equity Incentive Plan, the eligible individuals are employees, non-employee members of the board of directors and consultants. The types of awards that may be made under the 1999 Equity Incentive Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. Options may be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for such favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Equity Incentive Plan or the 1996 Stock Plan are forfeited, then those shares will again become available for new awards under the 1999 Equity Incentive Plan.

    The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

    The exercise price for incentive stock options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price for non-qualified options granted under the 1999 Equity Incentive Plan may not be less than 85% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or in outstanding shares of common stock. The exercise price may also be paid by using a cashless exercise method, a pledge of shares to a broker or promissory note. The purchase price for newly issued restricted shares awarded under the 1999 Equity Incentive Plan may be paid in cash, by promissory note or by the rendering of past or future services.

    The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

    Upon certain defined events causing a change in control of Ariba, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable or fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms.

    If a change in control occurs within 12 months after the optionee's vesting start date, then the option or award vests as to an additional number of shares as if the optionee had been in service 12 additional months. In addition, if a change in control occurs more than 12 months after the optionee's vesting start date, then the option or award vests as to the lesser of:

    - 50% of the then remaining unvested portion of the option or award; or

    - the excess of (1) 75% of the total number of shares originally subject to the option or award over (2) the number of shares that had already vested.

    Each option or award fully vests after a change in control if the optionee's employment or service is terminated without his or her consent and without cause or the optionee resigns after he or she is subject to a reduction in authority or responsibility or a reduction in compensation or benefits.

    Change in control includes:

    - a merger or consolidation of Ariba after which our then current stockholders own less than 50% of the surviving corporation;

    - sale of all or substantially all of the assets of Ariba;

    - a proxy contest that results in replacement of more than one-third of our directors over a 24-month period; and

    - an acquisition of 50% or more of our outstanding stock by a person other than a person related to Ariba, such as a corporation owned by the stockholders of Ariba.

    In the event of a merger or other reorganization, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if Ariba is the surviving corporation, shall have accelerated vesting and then expire early, or shall be canceled for a cash payment.

    Our board of directors may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The 1999 Equity Incentive Plan will continue in effect indefinitely unless our board decides to terminate the plan earlier.

EMPLOYEE STOCK PURCHASE PLAN

    Our board of directors adopted our Employee Stock Purchase Plan on April 20, 1999, and our stockholders will also be asked to approve the adoption of the plan. We have reserved 4,000,000 shares of common stock for issuance under the Employee Stock Purchase Plan. As of January 31 each year, we will increase the number of shares we reserve for issuance under the Employee Stock Purchase Plan automatically by 2% of the total number of shares of our common stock outstanding or, if less, 750,000 shares.

    The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. Two overlapping offering periods each with a duration of 24 months will commence on February 1 and August 1 each calendar year. However, the first offering period will commence on the effective date of the offering and end on July 31, 2001. Purchases of common stock will occur on January 31 and July 31 each calendar year during an offering period. The Employee Stock Purchase Plan will be administered by the compensation committee of our board of directors. Each of our employees is eligible to participate if he or she is employed by us for at least 20 hours per week and for more than five months per year.

    The Employee Stock Purchase Plan permits each eligible employee to purchase our common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. The initial period during which payroll deductions will be accumulated will begin on the effective date of this offering and end on January 31, 2000. No more than 2,000 shares may be purchased on any purchase date. The price of each share of common stock purchased under the Employee Stock Purchase Plan will be 85% of the lower of (1) the fair market value per share of common stock on the date immediately before the first date of the applicable offering period or (2) the fair market value per share of common stock on the purchase date. In the case of the first offering period, the price per share under the plan will be 85% of the price offered to the public in the offering. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Ariba.

    In the event of a change in control of Ariba, the Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. The board may amend or terminate the Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under the Employee Stock Purchase Plan, we must seek the approval of our stockholders.

1999 DIRECTORS' STOCK OPTION PLAN

    The 1999 Directors' Stock Option Plan was adopted by our board of directors on April 20, 1999, and our stockholders will also be asked to approve the adoption of the plan. Under the 1999 Directors' Stock Option Plan, non-employee members of our board of directors will be eligible for automatic option grants.

    We have reserved 500,000 shares of our common stock for issuance under the 1999 Directors' Stock Option Plan. We have not yet granted any options under the 1999 Directors' Stock Option Plan. The compensation committee of the board of directors will make any administrative determinations under the 1999 Directors' Stock Option Plan.

    The exercise price for options granted under the 1999 Directors' Stock Option Plan may be paid in cash or in outstanding shares of common stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares.

    Each individual who first joins the board as a non-employee director on or after the effective date of this offering will receive at that time an option grant for 10,000 shares of our common stock. In addition, at each annual meeting of our stockholders, beginning in 2000, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for re-election at that particular meeting, a stock option to purchase 2,500 shares of our common stock. The initial option will become exercisable for 50% of the shares at the grant date and the balance after 12 months of board service. Each option will have an exercise price equal to the fair market value of our common stock on the automatic grant date. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of our board of directors. Each option will fully vest automatically upon a change in control. Change in control has the same meaning under this plan as it does in the 1999 Equity Incentive Plan.

    Our board of directors may amend or modify the 1999 Directors' Stock Option Plan at any time. The 1999 Directors' Stock Option Plan will terminate on April 19, 2009, unless the board of directors decides to terminate the plan sooner.

                              CERTAIN TRANSACTIONS

    Since our inception on September 17, 1996, we have issued and sold preferred stock to the following persons who are our principal stockholders, executive officers or directors.

                                                                                     SHARES OF       SHARES OF
                                                                                      SERIES A        SERIES B
                                                                                     PREFERRED       PREFERRED
INVESTOR                                                                               STOCK           STOCK
---------------------------------------------------------------------------------  --------------  --------------
Entities affiliated with Benchmark Capital Management Co., L.L.C.................      6,000,000        480,000
Crosspoint Venture Partners 1996.................................................      5,000,000        320,000
Keith J. Krach...................................................................        340,000         34,000
Hatim A. Tyabji..................................................................             --         96,000

    Shares held by all affiliated persons and entities have been aggregated. Share numbers and purchase price information are reflected on an as if converted into shares of common stock basis. See "Principal Stockholders" for more detail on shares held by these purchasers. Robert C. Kagle, one of our directors, is an affiliate of each of the entities affiliated with Benchmark Capital Management Co., L.L.C. John B. Mumford, one of our directors, is an affiliate of Crosspoint Venture Partners 1996.

    The shares of our preferred stock were sold as we were raising capital to finance our development activies and operations. The shares of Series A preferred stock were issued and sold on September 27, 1996 in a private transaction to a limited number of individuals and institutional investors at a per share purchase price of $.50 resulting in aggregate proceeds to us of $6.0 million. The shares of Series B preferred stock were issued and sold in a series of transactions between August 15, 1997 and December 19, 1997 in private transactions to a limited number of individuals and institutional investors at a per share purchase price of $3.125 resulting in aggregate proceeds to us of $14.0 million. None of the institutional investors who negotiated the terms of these transactions were affiliated with Ariba prior to purchasing these shares.

    In addition, we have granted options to some of our directors and executive officers. See "Management--Director Compensation," "--Option Grants in Last Fiscal Year" and "Principal Stockholders."

    We intend to enter into an indemnification agreement with each of our executive officers and directors.

    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 1999, and as adjusted to reflect the sale of shares offered and the conversion of all outstanding shares of preferred stock into shares of common stock held by the following persons:

    - each person who we know to own beneficially more than five percent of our common stock;

    - each of the Named Officers;

    - each of our directors; and

    - all directors and executive officers as a group.


    The number of shares of common stock outstanding after this offering includes 5,000,000 shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on 37,741,396 shares of common stock outstanding as of March 31, 1999, assuming conversion of all outstanding shares of preferred stock into common stock and the exercise of a warrant to purchase 524,400 shares of common stock prior to the closing of this offering, and 42,741,396 shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters' over-allotment option.


    Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within 60 days of March 31, 1999. Shares issuable under stock options are deemed outstanding for computing the percentage of the person holding options but are not outstanding for computing the percentage of any other person. Accordingly, the following table includes information regarding shares issuable under stock options exercisable with 60 days for the following persons and in the following share amounts: Robert J. DeSantis, options exercisable for 200,000 shares; Edward P. Kinsey, options exercisable for 42,104 shares; Rune C. Eliasen, options exercisable for 40,000 shares; and all directors and executive officers as a group, options exercisable for 921,580 shares.

    Unless otherwise indicated, the address for each listed stockholder is: c/o Ariba, Inc., 1314 Chesapeake Terrace, Sunnyvale, California 94089. To our knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.


                                                                                   SHARES             PERCENT
                                                                                BENEFICIALLY     BENEFICIALLY OWNED
                                                                                   OWNED      ------------------------
                                                                                ------------    BEFORE        AFTER
NAME OF BENEFICIAL OWNER                                                           NUMBER      OFFERING     OFFERING
------------------------------------------------------------------------------  ------------  -----------  -----------
Entities affiliated with
  Benchmark Capital Management Co., L.L.C.(1) ................................     6,480,000        17.2%        15.2%
Crosspoint Venture Partners 1996(2) ..........................................     5,320,000        14.1         12.4
Robert C. Kagle(1)............................................................     6,480,000        17.2         15.2
John B. Mumford(2)............................................................     5,320,000        14.1         12.4
Keith J. Krach................................................................     5,261,200        13.9         12.3
Robert J. DeSantis............................................................     1,921,600         5.1          4.5
Edward P. Kinsey(3)...........................................................     1,228,104         3.3          2.9
Paul Hegarty..................................................................     1,194,580         3.2          2.8
Rune C. Eliasen...............................................................       680,000         1.8          1.6
David L. Rome.................................................................       640,000         1.7          1.5
Hatim A. Tyabji...............................................................       296,000           *            *
All directors and executive officers as a group (13 persons)..................    25,772,960        66.7         59.0


------------------------

*   Less than 1%.

(1) Includes 5,689,152 shares held by Benchmark Capital Partners, L.P. and 790,848 shares held by Benchmark Founders' Fund, L.P. Mr. Kagle, a director of Ariba, is a General Partner of Benchmark Capital Management Co., L.L.C., which is the general partner of each of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Mr. Kagle disclaims beneficial ownership of the shares held by Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. except to the extent of his pecuniary interest therein arising from his general partnership interest. The address of Benchmark Capital Management Co., L.L.C., is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2) Mr. Mumford, a director of Ariba, is a Managing Member of Crosspoint Associates 1996, which is the general partner of Crosspoint Venture Partners 1996. Mr. Mumford disclaims beneficial ownership of the shares held by Crosspoint Venture Partners 1996 except to the extent of his pecuniary interest therein arising from his ownership interest. The address of Crosspoint Venture Partners 1996 is The Pioneer Building, 2925 Woodside Road, Woodside, CA 94062.
(3) Includes 20,000 shares held by Lisa J. Kinsey as Custodian for Katelind Irene Kinsey under the Uniform Transfers to Minors Act and 20,000 shares held by Lisa J. Kinsey as Custodian for Grant Stephen Kinsey under the Uniform Transfers to Minors Act.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of common stock, $.002 par value, and 20,000,000 shares of preferred stock, $.002 par value, after giving effect to the amendment and restatement of our amended and restated certificate of incorporation to delete references to Series A, Series B and Series BB preferred stock, which will occur upon conversion of such preferred stock into common stock upon the closing of this offering, and the subsequent authorization of shares of undesignated preferred stock, as described below.

COMMON STOCK


    As of March 31, 1999, there were 37,216,996 shares of common stock outstanding after giving effect to the conversion of our Series A, Series B and Series BB preferred stock into common stock at a one-to-four ratio that were held of record by approximately 159 stockholders. There will be 42,741,396 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after March 31, 1999 of outstanding options, after giving effect to the sale of the shares of common stock to the public offered, the conversion of our Series A, Series B and Series BB preferred stock into common stock at a one-to-four ratio and the exercise of a warrant to purchase 524,000 shares of common stock prior to the closing of this offering.


    Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine from time to time. See "Dividend Policy." The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Upon the liquidation, dissolution or winding up of Ariba, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    On the closing of this offering, our amended and restated certificate of incorporation will authorize 20,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, without further vote or action by the stockholders. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of Ariba and could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We currently have no plans to issue any of the preferred stock.

WARRANTS

    As of March 31, 1999, there were warrants outstanding to purchase 570,944 shares of common stock with a weighted average exercise price of $3.29. A warrant to purchase 14,544 shares expires three years from the date of this offering. A warrant to purchase 32,000 shares expires on October 31, 2003. A warrant to purchase 524,400 shares expires upon the closing of this offering, and we anticipate that it will be exercised prior to this offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF
  INCORPORATION AND DELAWARE LAW

    AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

    The amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. As described above, the amended and restated certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without stockholder action. Commencing at our first annual meeting of stockholders following this offering, our amended and restated certificate of incorporation provides for the board of directors to be divided into three classes with staggered three-year terms. These provisions, which require the vote of stockholders holding at least 66 2/3% of the voting power of the capital stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management. See "Risk Factors--We Have Implemented Certain Anti-Takeover Provisions That Could Make It More Difficult for a Third Party to Acquire Us."

    DELAWARE TAKEOVER STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law, which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. This restriction applies unless:

    - the transaction is approved by the board of directors prior to the date the stockholder became an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combination to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to various exceptions;

    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person who owns 15% or more of the outstanding voting stock of the corporation, and any entity or person affiliated with or controlling or controlled by the entity or person.

REGISTRATION RIGHTS

    After this offering, the holders of approximately 29,850,556 shares of outstanding common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. The holders of registration rights are those investors that purchased shares of our Series A, Series B and Series BB preferred stock, as well as some of our present and former officers. Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and are entitled to include these shares in the registration. Some of the stockholders benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use reasonable efforts to effect a registration. Further, holders may require us to file additional registration statements on Form S-3 at our expense. These rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


    Upon completion of this offering, we will have 42,741,396 shares of common stock outstanding, assuming no exercise of options and warrants outstanding as of March 31, 1999, other than a warrant to purchase 524,400 shares of common stock that will be exercised prior to the closing of the offering, and the conversion of all outstanding shares of preferred stock. Of these shares, 5,000,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 37,741,396 shares of common stock existing are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows: (1) none of the restricted shares will be eligible for immediate sale on the date of this prospectus and (2) all of the restricted shares will be eligible for sale upon expiration of lock-up agreements 120 days after the date of this prospectus subject to Rule 144.


LOCK-UP AGREEMENTS

    Ariba, our directors and executive officers and certain of our stockholders and option holders have each agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 120 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to limited exceptions. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144


    In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 427,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

RULE 701

    Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.

REGISTRATION RIGHTS

    Upon completion of this offering, the holders of approximately 29,850,556 shares of common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Capital Stock--Registration Rights."

STOCK OPTIONS

    As of March 31, 1999, options to purchase a total of 8,145,260 shares of common stock under our 1996 Stock Plan were outstanding and exercisable. All of the shares subject to options are subject to lock-up agreements. As of March 31, 1999, warrants to purchase up to 570,944 shares of common stock were outstanding and exercisable. An additional 1,340,700 shares of common stock were available for future option grants under the 1996 Stock Plan. On April 20, 1999, we adopted, subject to stockholder approval, the 1999 Equity Incentive Plan to replace the 1996 Stock Plan, with an increase of shares available for issuance of 2,400,000 shares, plus an additional number of shares equal to 5% of the shares outstanding on January 1 of each year or, if less, 2,000,000 shares each year. In addition, on April 20, 1999, we adopted, subject to stockholder approval, the Employee Stock Purchase Plan, and reserved 4,000,000 shares of common stock for issuance, and the 1999 Directors' Stock Option Plan, and reserved 500,000 shares of common stock for issuance. See "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan," "--1999 Directors' Stock Option Plan" and Note 6 of Notes to Consolidated Financial Statements.

    We intend to file registration statements under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 1999 Equity Incentive Plan and 1999 Directors' Stock Option Plan, and 4,000,000 shares of common stock issuable under our Employee Stock Purchase Plan. We expect to file the registration statement covering shares issuable pursuant to the Employee Stock Purchase Plan on the effective date of this offering and to file the registration statement covering shares offered under the 1999 Equity Incentive Plan and 1999 Directors' Stock Option Plan approximately 30 days after the closing of this offering. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described above. See "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan" and "--1999 Directors' Stock Option Plan."

                                  UNDERWRITERS


    Under the terms and subject to conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and Ariba has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite the names of such underwriters below:



                                                                                               NUMBER
      NAME                                                                                   OF SHARES
-------------------------------------------------------------------------------------------  ----------
Morgan Stanley & Co. Incorporated..........................................................
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated............................
Deutsche Bank Securities Inc...............................................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................................................

                                                                                             ----------
     Total.................................................................................  5,000,000
                                                                                             ----------
                                                                                             ----------



    The underwriters are offering the shares of common stock subject to their acceptance of the shares from Ariba and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by us in this offering are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by us in this offering, other than those covered by the over-allotment option described below, if any such shares are taken. Discover Brokerage Direct Inc., an affiliate of Morgan Stanley & Co. Incorporated and facilitator of Internet distribution, is acting as a selected dealer in connection with the offering.


    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $      per share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $      per share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.


    Ariba has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by us in this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of the underwriters in the preceding table.


    The underwriters have informed Ariba that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.


    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ARBA."



    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 467,200 shares of common stock offered by us in this offering for employees, directors, officers and business associates of Ariba and their friends and family. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Concurrently with this offering, Ariba is also offering up to 7,800 shares of common stock at the initial public offering price to its qualifying employees who are resident in Canada. Sales of such shares of common stock shall be made directly from Ariba to such Canadian employees and the underwriters have not participated in and shall not receive a commission in respect of such sales.


    Ariba, our directors and executive officers and certain of our stockholders and option holders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, he, she or it will not, during the period ending 120 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

    The restrictions described in the previous paragraph do not apply to:

    - the issuance by Ariba of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

    - transactions by any person other than Ariba relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    Ariba and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

    Prior to this offering, there has been no public market for the shares of common stock. Consequently, the initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

    - the future prospects of Ariba and its industry in general;

    - sales, earnings and certain other financial operating information of Ariba in recent periods; and

    - the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of Ariba.

    The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, participating in the consideration of legal matters relating to the common stock offered by us in this offering are the beneficial owners of 25,600 shares of our common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements as of September 30, 1997 and 1998 and for each of the years in the two-year period ended September 30, 1998 have been included in this registration statement in reliance upon the report of KPMG LLP, independent auditors, given and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to that exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                          ARIBA, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report.........................................................        F-2

Consolidated Balance Sheets..........................................................        F-3

Consolidated Statements of Operations and Other Comprehensive Income (Loss)..........        F-4

Consolidated Statements of Stockholders' Equity......................................        F-5

Consolidated Statements of Cash Flows................................................        F-6

Notes to Consolidated Financial Statements...........................................        F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors

Ariba, Inc.:

    We have audited the accompanying consolidated balance sheets of Ariba, Inc. and subsidiaries (the Company) as of September 30, 1997 and 1998, and the related consolidated statements of operations and other comprehensive income
(loss), stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ariba, Inc. and subsidiaries as of September 30, 1997 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


KPMG LLP
Mountain View, California


April 22, 1999, except as to
Note 6, which is as of
           , 1999

                          ARIBA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 SEPTEMBER 30,          MARCH 31, 1999
                                                              --------------------  ----------------------
                                                                1997       1998      ACTUAL     PRO FORMA
                                                              ---------  ---------  ---------  -----------
                                                                                         (UNAUDITED)
                                                  ASSETS
Current assets:
  Cash and cash equivalents.................................  $  15,471  $   8,305  $  14,615   $  16,345
  Short-term investments....................................         --      5,627      6,818       6,818
  Restricted cash...........................................         --         --        800         800
  Accounts receivable.......................................        222      2,600      6,316       6,316
  Prepaid expenses and other current assets.................        135        255      2,053       2,053
                                                              ---------  ---------  ---------  -----------
    Total current assets....................................     15,828     16,787     30,602      32,332
Property and equipment, net.................................        861      2,217      4,075       4,075
Other assets................................................        111        238        378         378
                                                              ---------  ---------  ---------  -----------
                                                              $  16,800  $  19,242  $  35,055   $  36,785
                                                              ---------  ---------  ---------  -----------
                                                              ---------  ---------  ---------  -----------
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $     896  $     962  $   1,445   $   1,445
  Accrued compensation and related liabilities..............        115      1,704      3,759       3,759
  Accrued liabilities.......................................        560      1,264      2,396       2,396
  Deferred revenue..........................................        332      4,409     18,759      18,759
  Current portion of long-term debt.........................        240        297        400         400
                                                              ---------  ---------  ---------  -----------
    Total current liabilities...............................      2,143      8,636     26,759      26,759
Long-term debt, net of current portion......................        140        647        646         646
                                                              ---------  ---------  ---------  -----------
    Total liabilities.......................................      2,283      9,283     27,405      27,405
                                                              ---------  ---------  ---------  -----------
Commitments
Stockholders' equity:
  Convertible preferred stock, $.002 par value;
    actual--10,000,000 shares authorized; 4,127,900,
    4,461,294 and 4,461,294 shares issued and outstanding as
    of September 30, 1997 and 1998, and March 31, 1999;
    liquidation preferences of $18,914, $23,214 and $23,214
    in aggregate as of September 30, 1997 and 1998 and March
    31, 1999; pro forma--20,000,000 shares authorized; no
    shares issued and outstanding...........................          8          9          9          --
  Common stock, $.002 par value; actual--80,000,000 shares
    authorized; 18,227,400, 19,092,040 and 19,371,820 shares
    issued and outstanding as of September 30, 1997 and 1998
    and March 31, 1999, respectively; pro forma--200,000,000
    shares authorized; 37,741,396 shares issued and
    outstanding.............................................         36         38         39          75
  Additional paid-in capital................................     19,302     28,218     49,339      51,042
  Deferred stock-based compensation.........................       (150)    (2,735)   (17,942)    (17,942)
  Accumulated other comprehensive income (loss).............         --         61        (35)        (35)
  Accumulated deficit.......................................     (4,679)   (15,632)   (23,760)    (23,760)
                                                              ---------  ---------  ---------  -----------
    Total stockholders' equity..............................     14,517      9,959      7,650       9,380
                                                              ---------  ---------  ---------  -----------
                                                              $  16,800  $  19,242  $  35,055   $  36,785
                                                              ---------  ---------  ---------  -----------
                                                              ---------  ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                          ARIBA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     AND OTHER COMPREHENSIVE INCOME (LOSS)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      YEARS ENDED         SIX MONTHS ENDED
                                                     SEPTEMBER 30,           MARCH 31,
                                                  --------------------  --------------------
                                                    1997       1998       1998       1999
                                                  ---------  ---------  ---------  ---------
                                                                            (UNAUDITED)
Revenues:
  License.......................................  $     630  $   6,040  $     807  $  10,500
  Maintenance and service.......................        130      2,323        408      5,838
                                                  ---------  ---------  ---------  ---------
    Total revenues..............................        760      8,363      1,215     16,338
                                                  ---------  ---------  ---------  ---------
Cost of revenues:
  License.......................................         13        165         17        250
  Maintenance and service.......................        927      1,373        510      2,509
                                                  ---------  ---------  ---------  ---------
    Total costs of revenues.....................        940      1,538        527      2,759
                                                  ---------  ---------  ---------  ---------
Gross profit (loss).............................       (180)     6,825        688     13,579
                                                  ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing...........................      2,235     10,311      3,333     11,302
  Research and development......................      1,899      4,499      1,963      3,849
  General and administrative....................        588      2,580        880      2,698
  Amortization of stock-based compensation......         50        956         79      4,045
                                                  ---------  ---------  ---------  ---------
    Total operating expenses....................      4,772     18,346      6,255     21,894
                                                  ---------  ---------  ---------  ---------
Loss from operations............................     (4,952)   (11,521)    (5,567)    (8,315)
Other income, net...............................        273        568        268        187
                                                  ---------  ---------  ---------  ---------
Net loss........................................  $  (4,679) $ (10,953) $  (5,299) $  (8,128)
                                                  ---------  ---------  ---------  ---------
Other comprehensive income (loss):
  Unrealized gain (loss) on short-term
    investments.................................         --         61         --        (80)
  Foreign currency translation adjustment.......         --         --         --        (16)
                                                  ---------  ---------  ---------  ---------
Other comprehensive income (loss)...............         --         61         --        (96)
                                                  ---------  ---------  ---------  ---------
Comprehensive loss..............................  $  (4,679) $ (10,892) $  (5,299) $  (8,224)
                                                  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------
Basic and diluted net loss per share............  $   (7.31) $   (1.90) $   (1.19) $   (0.84)
                                                  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------
Shares used in computing basic and diluted net
  loss per share................................    639,587  5,761,912  4,455,761  9,694,493
                                                  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                          ARIBA, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                   CONVERTIBLE PREFERRED                                                          ACCUMULATED
                                           STOCK                COMMON STOCK       ADDITIONAL     DEFERRED           OTHER
                                   ----------------------  ----------------------    PAID-IN     STOCK-BASED     COMPREHENSIVE
                                    SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL    COMPENSATION     INCOME (LOSS)
                                   ---------  -----------  ---------  -----------  -----------  -------------  -----------------
Issuance of common stock.........         --   $      --   14,537,600  $      28    $     180     $    (200)       $      --
Issuance of Series A convertible
  preferred stock, net of
  issuance costs of $12..........  3,112,800           6          --          --        6,208            --               --
Issuance of Series B convertible
  preferred stock, net of
  issuance costs of $30..........  1,015,100           2          --          --       12,656            --               --
Issuance of common stock--options
  exercised......................         --          --   5,339,000          10          258            --               --
Repurchase of common stock.......         --          --   (1,649,200)         (2)         --            --               --
Amortization of stock-based
  compensation...................         --          --          --          --           --            50               --
Net loss.........................         --          --          --          --           --            --               --
                                   ---------       -----   ---------         ---   -----------  -------------            ---
Balances, September 30, 1997.....  4,127,900           8   18,227,400         36       19,302          (150)              --
Issuance of Series B convertible
  preferred stock, net of
  issuance costs of $3...........    144,000          --          --          --        1,798            --               --
Issuance of Series BB convertible
  preferred stock, net of
  issuance costs of $7...........    189,394           1          --          --        2,493            --               --
Issuance of common stock--options
  exercised......................         --          --   1,109,640           2          499            --               --
Repurchase of common stock.......         --          --    (245,000)         --          (12)           --               --
Deferred stock-based
  compensation...................                                                       3,541        (3,541)              --
Amortization of stock-based
  compensation...................         --          --          --          --           --           956               --
Issuance of warrants for common
  stock..........................         --          --          --          --          504            --               --
Issuance of warrants for
  preferred stock................         --          --          --          --           93            --               --
Other comprehensive income.......         --          --          --          --           --            --               61
Net loss.........................         --          --          --          --           --            --               --
                                   ---------       -----   ---------         ---   -----------  -------------            ---
Balances, September 30, 1998.....  4,461,294           9   19,092,040         38       28,218        (2,735)              61
Issuance of common stock--options
  exercised (unaudited)..........         --          --   1,461,300           3        1,872            --               --
Repurchase of common stock
  (unaudited)....................         --          --   (1,181,520)         (2)         (3)           --               --
Deferred stock-based compensation
  (unaudited)....................         --          --          --                   19,252       (19,252)
Amortization of stock-based
  compensation (unaudited).......         --          --          --          --           --         4,045               --
Other comprehensive loss
  (unaudited)....................         --          --          --          --           --            --              (96)
Net loss (unaudited).............         --          --          --          --           --            --               --
                                   ---------       -----   ---------         ---   -----------  -------------            ---
Balances, March 31, 1999
  (unaudited)....................  4,461,294   $       9   19,371,820  $      39    $  49,339     $ (17,942)       $     (35)
                                   ---------       -----   ---------         ---   -----------  -------------            ---
                                   ---------       -----   ---------         ---   -----------  -------------            ---


                                                     TOTAL
                                   ACCUMULATED   STOCKHOLDERS'
                                     DEFICIT        EQUITY
                                   ------------  -------------
Issuance of common stock.........   $       --     $       8
Issuance of Series A convertible
  preferred stock, net of
  issuance costs of $12..........           --         6,214
Issuance of Series B convertible
  preferred stock, net of
  issuance costs of $30..........           --        12,658
Issuance of common stock--options
  exercised......................           --           268
Repurchase of common stock.......           --            (2)
Amortization of stock-based
  compensation...................           --            50
Net loss.........................       (4,679)       (4,679)
                                   ------------  -------------
Balances, September 30, 1997.....       (4,679)       14,517
Issuance of Series B convertible
  preferred stock, net of
  issuance costs of $3...........           --         1,798
Issuance of Series BB convertible
  preferred stock, net of
  issuance costs of $7...........           --         2,494
Issuance of common stock--options
  exercised......................           --           501
Repurchase of common stock.......           --           (12)
Deferred stock-based
  compensation...................           --            --
Amortization of stock-based
  compensation...................           --           956
Issuance of warrants for common
  stock..........................           --           504
Issuance of warrants for
  preferred stock................           --            93
Other comprehensive income.......           --            61
Net loss.........................      (10,953)      (10,953)
                                   ------------  -------------
Balances, September 30, 1998.....      (15,632)        9,959
Issuance of common stock--options
  exercised (unaudited)..........           --         1,875
Repurchase of common stock
  (unaudited)....................           --            (5)
Deferred stock-based compensation
  (unaudited)....................           --            --
Amortization of stock-based
  compensation (unaudited).......           --         4,045
Other comprehensive loss
  (unaudited)....................           --           (96)
Net loss (unaudited).............       (8,128)       (8,128)
                                   ------------  -------------
Balances, March 31, 1999
  (unaudited)....................   $  (23,760)    $   7,650
                                   ------------  -------------
                                   ------------  -------------

          See accompanying notes to consolidated financial statements.

                          ARIBA, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             YEARS ENDED         SIX MONTHS ENDED
                                                            SEPTEMBER 30,           MARCH 31,
                                                         --------------------  --------------------
                                                           1997       1998       1998       1999
                                                         ---------  ---------  ---------  ---------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss.............................................  $  (4,679) $ (10,953) $  (5,299) $  (8,128)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
  Depreciation and amortization........................        112        644        196        496
  Amortization of stock-based compensation.............         50        956         79      4,045
  Non-cash warrant expense.............................         --        521          7         13
  Loss on disposition of property and equipment........         22          4         --         --
  Changes in operating assets and liabilities:
    Accounts receivable................................       (222)    (2,378)        69     (3,716)
    Prepaid expenses and other assets..................       (246)      (171)      (119)      (674)
    Accounts payable...................................        896         66       (145)       483
    Accrued compensation and related liabilities.......        115      1,589        197      2,055
    Accrued liabilities................................        560        704         74      1,116
    Deferred revenue...................................        332      4,077      1,177     14,350
                                                         ---------  ---------  ---------  ---------
  Net cash provided by (used) in operating
    activities.........................................     (3,060)    (4,941)    (3,764)    10,040
                                                         ---------  ---------  ---------  ---------
INVESTING ACTIVITIES:
  Purchases of property and equipment..................       (995)      (896)      (275)    (2,033)
  Proceeds from the sales of short term investments....         --         --         --      1,369
  Purchases of short-term investments..................         --     (5,566)        --     (2,640)
  Allocation to restricted cash........................         --         --         --       (800)
                                                         ---------  ---------  ---------  ---------
  Net cash used in investing activities................       (995)    (6,462)      (275)    (4,104)
                                                         ---------  ---------  ---------  ---------
FINANCING ACTIVITIES:
  Borrowings under long-term debt......................        400         --         --         --
  Repayments under long-term debt......................        (20)      (544)      (139)      (219)
  Proceeds from sale of convertible preferred stock,
    net................................................     18,872      4,292      1,798         --
  Proceeds from sale of common stock...................        276        501        156        598
  Repurchase of common stock...........................         (2)       (12)        (2)        (5)
                                                         ---------  ---------  ---------  ---------
  Net cash provided by financing activities............     19,526      4,237      1,813        374
                                                         ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents...     15,471     (7,166)    (2,226)     6,310
Cash and cash equivalents at beginning of period.......         --     15,471     15,471      8,305
                                                         ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.............  $  15,471  $   8,305  $  13,245  $  14,615
                                                         ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------
Supplemental disclosures of cash flow information:
  Cash paid during period for interest.................  $      14  $     120  $      75  $      52
                                                         ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------
  Non-cash investing and financing activities:
    Assets recorded under capital leases...............  $      --  $   1,108  $   1,108  $     321
                                                         ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------
    Warrants issued for financing commitments..........  $      --  $      93  $      --  $      --
                                                         ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                          ARIBA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Ariba, Inc. (Ariba or the Company) is a provider of intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Ariba's Operating Resources Management System (ORMS) is a robust, scalable and reliable network application that operates primarily within a buying organization's intranet. Ariba ORMS enables organizations to automate the procurement cycle by linking enclosures throughout the organization with approvers and financial systems and by channeling purchases to preferred suppliers, enabling reduced operating costs and improved productivity. The recently launched Ariba.com network is a global business-to-business electronic commerce network for operating resources, enabling buyers and suppliers to automate transactions on the Internet.

    The Company was incorporated on September 17, 1996, under the laws of the state of Delaware and commenced operations on that date. The Company is headquartered in Sunnyvale, California, and has offices throughout the United States. Subsequent to year end, the Company established three wholly-owned subsidiaries, namely Ariba Canada, Inc., Ariba Technologies U.K. Limited and Ariba Technologies Nederland B.V., which are located in Canada, the United Kingdom and The Netherlands, respectively.

    BASIS OF PRESENTATION

    The accompanying consolidated financial statements have been prepared using an inception date of October 1, 1996, as no significant operating activities occurred between September 17, 1996, the date of incorporation, and September 30, 1996. Such activity consisted of the sale of common and preferred stock for $6,000,000 and interest earned of $1,000 and has been included in the fiscal 1997 consolidated financial statements. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported results of operations during the reporting period. Actual results could differ from those estimates.

    UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's financial position as of

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
March 31, 1999, and the results of its operations and its cash flows for the six months ended March 31, 1998 and 1999.

    FOREIGN CURRENCY TRANSLATION

    The functional currency for the Company's international subsidiaries is the local currency of the country in which it operates. Assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues, expenses, gains, and losses are translated at the exchange rate on the date those elements are recognized. Any translation adjustments are included in other comprehensive income (loss).

    CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND RESTRICTED CASH

    The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of September 30, 1997 and 1998, cash equivalents consist of money market funds and government bonds in the amount of $15,392,000 and $8,288,000 respectively.

    The Company classifies its short-term investments as "available-for-sale." Such investments are recorded at fair value based on quoted market prices, with unrealized gains and losses, which are considered to be temporary, recorded as other comprehensive income (loss) until realized.

    In March 1999, the Company entered into a new facilities operating lease agreement (see Note 5). As part of this agreement, the Company is required to hold a certificate of deposit as a form of security. As of March 31, 1999, the certificate of deposit amounted to $800,000, and this is classified as restricted cash.

    FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and long-term debt approximates fair market value. Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. Management believes the financial risks associated with these financial instruments are minimal. The Company maintains its cash and cash equivalents and short term investments with high quality financial institutions. The Company's customer base consists of businesses throughout North America. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable, as the Company's customers are large, well-established companies. To date, the Company has had no write-offs of accounts receivable.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Significant customer information is as follows:

                                                                    % OF TOTAL REVENUES       ACCOUNTS RECEIVABLE
                                                                  ------------------------  ------------------------
                                                                     1997         1998         1997         1998
                                                                     -----        -----        -----        -----
Customer A......................................................          39%          --           --           --
Customer B......................................................          28%          --           --           --
Customer C......................................................          26%          --           45%          --
Customer D......................................................          --           21%          --           --
Customer E......................................................          --           18%          --           25%
Customer F......................................................          --           13%          --           --
Customer G......................................................          --           13%          --           43%
Customer H......................................................          --           11%          --           --

    CAPITALIZED SOFTWARE

    Costs related to the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility (in the form of a working model) of the product has been established, at which time such costs are capitalized, subject to expected recoverability. To date, the Company has not capitalized any development costs related to software products since the time period between technological feasibility and general release of a product is not significant and related costs incurred during that time period have not been material.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the equipment, generally three to five years. Equipment recorded under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the respective lease term or the estimated useful life of the asset.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION

    On October 1, 1997 the Company adopted Statement of Position (SOP) 97-2, SOFTWARE REVENUE RECOGNITION, which supersedes SOP 91-1, SOFTWARE REVENUE RECOGNITION. The adoption of SOP 97-2 did not have a material effect on the Company's operating results. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. License revenue allocated to software products generally is recognized upon delivery of the products or ratably over a contractual period if unspecified software products are to be delivered during that period. Revenue allocated to maintenance is recognized ratably over the maintenance term and revenue allocated to training and other service elements is recognized as the services are performed.

    If the services are considered essential to the functionality of the software products, both the software product revenue and service revenue are recognized using the percentage of completion method in accordance with the provisions of SOP 81-1, ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION TYPE AND CERTAIN PRODUCTION TYPE CONTRACTS. Such contracts are generally on a time and materials basis with a few fixed fee contracts entered into in fiscal 1997 and 1998. The contracts are not subject to renegotiation and range from 5 to 18 months in duration. Revenues and costs are recognized based on the labor hours incurred to date compared to total estimated labor hours for the contract. Contract costs include all direct material, direct labor and indirect costs related to contract performance. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Billings in excess of recognized revenues are included in deferred revenue and amounted to $279,000 and $898,000 as of September 30, 1997 and 1998, respectively.

    Cost of license revenue primarily includes product, delivery and royalty costs. Cost of maintenance and service revenue consists primarily of labor costs for engineers performing implementation services and technical support and training personnel and facilities and equipment costs.

    INCOME TAXES

    The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    STOCK-BASED COMPENSATION

    The Company uses the intrinsic value-based method of accounting for all of its employee stock-based compensation plans. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board (FASB) Interpretation No 28.

    ACCUMULATED OTHER COMPREHENSIVE INCOME

    In June 1997, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards of reporting and display of comprehensive income and its components of net income and "Other Comprehensive Income" in a full set of general purpose financial statements. "Other Comprehensive Income" refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in stockholders' equity. SFAS 130 was adopted by the Company in 1998. Tax effects of comprehensive income (loss) are not considered material.

    NET LOSS PER SHARE

    Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of shares of vested common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would be antidilutive. Pursuant to the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of the IPO, are included in the calculation of basic and diluted net loss per share as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration. Diluted net loss per share does not include the effect of the following common equivalent shares:

                                                                           YEARS ENDED
                                                                          SEPTEMBER 30,
                                                                       --------------------
                                                                         1997       1998
                                                                       ---------  ---------
Shares issuable under stock options..................................    653,200  3,568,960
Shares of unvested stock subject to repurchase.......................  14,781,800 10,290,760
Shares issuable pursuant to warrants to purchase common and
  convertible preferred stock........................................         --    570,944
Shares of convertible preferred stock on an "as if converted"
  basis..............................................................  16,511,600 17,845,176

    The weighted-average exercise price of stock options outstanding was $.14 and $.77 as of September 30, 1997 and 1998, respectively. The weighted average purchase price of unvested stock was $.05 and $.06 as of September 30, 1997 and 1998, respectively. The weighted average exercise price of warrants was $3.29 as of September 30, 1998.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation, and major customers. Management is in the process of evaluating the financial reporting impact of this pronouncement. The Company will adopt SFAS No. 131 in fiscal 1999.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company expects the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to adopt SFAS No. 133 in fiscal 2000.

    In March 1998, the Accounting Standards Executive Committee (AcSEC) issued SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. The Company does not expect SOP 98-1 to have a material effect on its financial position, results of operations or cash flows. The Company will adopt SOP 98-1 in fiscal 2000.

    In April 1998, the AcSEC issued SOP 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. The Company expects that the adoption of SOP 98-5 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to adopt SOP 98-5 in fiscal 2000.

2. FINANCIAL STATEMENT COMPONENTS

    SHORT-TERM INVESTMENTS

    The following is a summary of available for sale securities as of September 30, 1998 (in thousands):

                                                                                      GROSS           GROSS
                                                                      AMORTIZED    UNREALIZED      UNREALIZED       FAIR
                                                                        COST          GAINS          LOSSES         VALUE
                                                                     -----------  -------------  ---------------  ---------
    Government bonds...............................................   $   8,387     $      61              --     $   8,448
    Money market funds.............................................       5,467            --              --         5,467
                                                                                                           --
                                                                     -----------          ---                     ---------
                                                                         13,854            61              --        13,915
    Less amounts classified as cash equivalents....................       8,288            --              --         8,288
                                                                                                           --
                                                                     -----------          ---                     ---------
    Securities available for sale..................................   $   5,566     $      61              --     $   5,627
                                                                                                           --
                                                                                                           --
                                                                     -----------          ---                     ---------
                                                                     -----------          ---                     ---------

    As of September 1998, the weighted average portfolio duration and contractual maturity was 15 months. The Company had no short-term investments as of September 30, 1997.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

2. FINANCIAL STATEMENT COMPONENTS (CONTINUED)

    PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following as of September 30, 1997 and 1998 (in thousands):

                                                                          SEPTEMBER 30,
                                                                       --------------------
                                                                         1997       1998
                                                                       ---------  ---------
Computer equipment and purchased software............................  $     668  $   1,648
Office equipment.....................................................        130        300
Furniture and fixtures...............................................        175        609
Leasehold improvements...............................................         --        416
                                                                       ---------  ---------
                                                                             973      2,973
Less accumulated depreciation and amortization.......................        112        756
                                                                       ---------  ---------
                                                                       $     861  $   2,217
                                                                       ---------  ---------
                                                                       ---------  ---------

    Certain computer and office equipment are recorded under capital leases that aggregated $1,108,000 as of September 30, 1998. Accumulated amortization on the assets recorded under capital leases aggregated $277,000 as of September 30, 1998.

    OTHER INCOME, NET

    Other income, net, consists of the following (in thousands):

                                                                             YEARS ENDED
                                                                            SEPTEMBER 30,
                                                                         --------------------
                                                                           1997       1998
                                                                         ---------  ---------
Interest income, net...................................................  $     289  $     568
Other expense..........................................................        (16)        --
                                                                         ---------  ---------
                                                                         $     273  $     568
                                                                         ---------  ---------
                                                                         ---------  ---------

3. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK

    In September 1996 and May 1997, the Company issued 3,112,800 shares of Series A convertible preferred stock at $2.00 per share. From August 1997 through December 1997, the Company issued 1,159,100 shares of Series B convertible preferred stock at $12.50 per share. In April 1998, the Company issued 189,394 shares of Series BB convertible preferred stock at $13.20 per share.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
    The rights, preferences, and privileges of the holders of Series A, B and BB convertible preferred stock are as follows:

    - The holders of Series A, B and BB preferred stock are entitled to receive annual dividends at the rate of $.16, $1.00 and $1.06 per share, respectively, payable when and if declared by the Company's Board of Directors, in preference and priority to any payments of dividends to holders of the Company's common stock. The dividend rights are not cumulative. No dividends have been declared or paid on preferred stock since inception of the Company.

    - Shares of Series A, B and BB preferred stock have a liquidation preference of $2.00, $12.50 and $13.20 per share, respectively; plus any declared but unpaid dividends. Shares of Series A also have pro rata liquidation rights with the common stock in any remaining assets after distribution to common stockholders, up to a total of $8.00 per share.

    - Each share of preferred stock is convertible into four shares of common stock, subject to adjustment for certain dilutive issuances, splits, or combinations. Conversion will occur upon written consent of the holders of preferred stock and automatically upon an initial public offering at a price of not less than $3.125 per share, which price increases ratably at approximately 10% annually beginning with the issuance date of the Series B preferred stock, and with aggregate proceeds equal to or exceeding $7,500,000.

    - Holders of Series A, B and BB preferred stock vote equally with shares of common stock on an "as if converted" basis.

    - Holders of Series A, B and BB preferred stock possess certain registration rights and the right to participate in future financings.

    - The Company has authorized and designated 3,112,800, 1,167,100 and 200,000 shares as Series A-1, B-1 and BB-1 preferred stock, respectively, and such shares have rights and preferences similar to the Series A, B and BB preferred stock, except that they are not entitled to antidilution protection.

    WARRANTS

    In November 1997, in connection with a lease line arrangement, the Company issued warrants to purchase 8,000 shares of the Company's Series B convertible preferred stock at a price of $12.50 per share, the fair value on the date of issuance. The warrants are immediately exercisable and expire October 31, 2003. The fair value of the warrants of $62,000 was calculated using the Black-Scholes option pricing model and is being amortized to interest expense over the term of the lease, 42 months.

    In June 1998, in connection with a marketing arrangement, the Company issued warrants to purchase 524,400 shares of the Company's common stock at a price of $3.30 per share. The warrants are immediately exercisable and expire on the earliest of (i) January 1, 2002, (ii) the effective date of the Company's initial public offering, (iii) on a sale or transfer by the Company of all or substantially all of its assets or (iv) on the acquisition of the Company by another entity. The fair value of the warrants of

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
$504,000 was calculated using the Black-Scholes option pricing model and is included in sales and marketing expense for the year ended September 30, 1998.

    In August 1998, in connection with an additional lease line arrangement, the Company issued warrants to purchase 3,636 shares of the Company's Series BB convertible preferred stock at a price of $13.20 per share, the fair value on the date of issuance. The warrants are immediately exercisable and expire on the earliest of (i) August 26, 2005 or (ii) three years from the effective date of the Company's initial public offering. The fair value of the warrants of $31,000 was calculated using the Black-Scholes option pricing model and is being amortized to interest expense over the term of the lease, 42 months.

    COMMON STOCK

    In September 1996, 14,537,600 shares of common stock were issued to the Company's founders at $.001 per share. Upon issuance, the Company had the right to repurchase 100% of these shares at $.001 per share. These shares were issued subject to vesting based upon continued employment, with the repurchase right generally expiring ratably through September 2000. As of September 30, 1998, 6,045,200 shares of common stock issued to the Company's founders were subject to repurchase. Certain shares immediately vest upon a change in control of the Company, in an amount equal to the lesser of 50% of unvested shares or the number of unvested shares, that when added to the vested shares, equals 75% of shares purchased by that stockholder. Based on management's estimate of the fair value of these shares, the Company recorded $200,000 of deferred stock-based compensation expense. This amount is being amortized over the four-year vesting period.

    The Company has a right of first refusal to repurchase all vested shares of common stock at the then current fair market value. All unvested shares of common stock may be repurchased by the Company at the original issuance price upon an individual's termination of service with the Company. The right of first refusal expires upon an initial public offering of the Company's common stock.

    1996 STOCK OPTION PLAN

    The Company's 1996 Stock Option Plan (the 1996 Stock Plan) authorizes the granting of incentive and nonstatutory common stock options to employees, directors, and consultants at exercise prices no less than 85% of the fair market value of the common stock on the grant date, as determined by the Board of Directors. Stock options generally vest 25% after one year of service and thereafter ratably over 36 months of service and generally have a term of 10 years. The 1996 Stock Plan also allows for exercise of unvested options. Shares of common stock issued to employees upon exercise of unvested options are subject to repurchase by the Company at the original exercise price. The Company's ability to repurchase these shares expires at a rate consistent with the vesting schedule of each option. Any right to repurchase shares upon an employee's termination of service lapses and all shares vest if the Company is subject to a change in control unless the Company's repurchase right is assumed by the acquiring entity. As of September 30, 1998, 4,245,560 shares of common stock were issued upon the exercise of unvested options subject to repurchase. Approximately 10,244,000 shares of common stock have been reserved for issuance under the

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
1996 Stock Plan as of September 30, 1998. As of September 1997 and 1998, the Company has 4,268,200 and 495,800 shares available for grant, respectively.

    On October 5, 1998 and March 15, 1999, the Board of Directors increased the number of authorized shares of common stock for issuance under the 1996 Stock Plan by 4,600,000 and 2,200,000 shares, respectively.

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company uses the intrinsic value method of accounting for its employee stock-based compensation plans. Accordingly, no compensation cost is recognized for any of its stock options when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option. With respect to the stock options granted since inception through March 1999, the Company recorded deferred stock-based compensation of $22,374,000 for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options. This amount is being amortized in accordance with FASB Interpretation No. 28 over the vesting period of the individual options, generally 4 years.

    Had compensation cost been determined in accordance with SFAS No. 123 for all of the Company's stock-based compensation plans, net loss and net loss per share would have been changed to the amounts indicated below (in thousands, except per share data):

                                                                            YEARS ENDED
                                                                           SEPTEMBER 30,
                                                                        --------------------
                                                                          1997       1998
                                                                        ---------  ---------
Net loss:
  As reported.........................................................  $  (4,679) $ (10,953)
  Pro forma...........................................................     (4,685)   (11,000)

Basic and diluted net loss per share:
  As reported.........................................................      (7.31)     (1.90)
  Pro forma...........................................................  $   (7.32) $   (1.91)

    The fair value of each stock option is estimated on the date of grant using the minimum value method with no expected dividends and the following weighted-average assumptions:

                                                                            YEARS ENDED
                                                                           SEPTEMBER 30,
                                                                        --------------------
                                                                          1997       1998
                                                                        ---------  ---------
                                                                             2.50       2.60
Expected life.........................................................      years      years
Risk-free interest rate...............................................      6.00%      5.50%
Volatility (for nonemployees).........................................        60%        60%

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) A summary of the 1996 Stock Plan is as follows:

                                                             YEARS ENDED SEPTEMBER 30,
                                                 --------------------------------------------------   SIX MONTHS ENDED MARCH
                                                           1997                      1998                    31, 1999
                                                 ------------------------  ------------------------  ------------------------
                                                               WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                                                AVERAGE                   AVERAGE                   AVERAGE
                                                               EXERCISE                  EXERCISE                  EXERCISE
                                                   SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Outstanding at beginning of period.............           --   $      --       653,200   $     .14     3,568,960   $     .77
  Granted......................................    6,020,200         .06     4,272,400         .76     6,146,800        2.53
  Exercised....................................   (5,323,000)        .05    (1,101,640)        .45    (1,461,300)       1.32
  Forfeited....................................      (44,000)        .05      (255,000)        .44      (109,200)        .23
                                                 -----------               -----------               -----------
Outstanding at end of period...................      653,200         .14     3,568,960         .77     8,145,260        2.01
                                                 -----------               -----------               -----------
                                                 -----------               -----------               -----------
Exercisable at end of period...................      653,200         .14     3,568,960         .77
                                                 -----------               -----------
                                                 -----------               -----------
Weighted-average fair value of options granted
  during the period at market..................    6,020,200         .01     1,034,000         .07
Weighted-average fair value of options granted
  during the period at less than market........           --          --     3,238,400        1.18

    The following table summarizes information about stock options outstanding as of September 30, 1998:

                                                         OUTSTANDING
                                            --------------------------------------        EXERCISABLE
                                                          WEIGHTED-                 -----------------------
                                                           AVERAGE      WEIGHTED-                WEIGHTED-
                 RANGE OF                                 REMAINING      AVERAGE                  AVERAGE
                 EXERCISE                   NUMBER OF    CONTRACTUAL    EXERCISE    NUMBER OF    EXERCISE
                  PRICES                      SHARES    LIFE (YEARS)      PRICE       SHARES       PRICE
------------------------------------------  ----------  -------------  -----------  ----------  -----------
$.05......................................     380,000         8.75     $     .05      380,000   $     .05
 .31 - .38.................................     806,960         9.20           .35      806,960         .35
 .50 - 1.00................................   1,629,000         9.63           .88    1,629,000         .88
1.33......................................     753,000         9.81          1.33      753,000        1.33
                                            ----------                              ----------
 .05 - 1.33................................   3,568,960         9.47           .77    3,568,960   $     .77
                                            ----------                              ----------
                                            ----------                              ----------

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) The following table summarizes information about shares subject to repurchase as of September 30, 1998:

                                                            WEIGHTED-
                                                             AVERAGE       WEIGHTED-
                 RANGE OF                                   REMAINING       AVERAGE
                 EXERCISE                    NUMBER OF     CONTRACTUAL    REPURCHASE
                  PRICES                       SHARES     LIFE (YEARS)       PRICE
------------------------------------------  ------------  -------------  -------------
$.001 - $.05..............................     9,227,720         8.17      $     .02
$.31 - $.38...............................       846,040         9.19            .35
$.50 - $1.00..............................       217,000         9.58            .83
                                            ------------
$.001 - $1.00.............................    10,290,760         8.29      $     .06
                                            ------------
                                            ------------

4. INCOME TAXES

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of September 30, 1997 and 1998, are as follows (in thousands):

                                                                                 YEARS ENDED
                                                                                SEPTEMBER 30,
                                                                             --------------------
                                                                               1997       1998
                                                                             ---------  ---------
Deferred tax assets:
  Accruals and reserves....................................................  $     426  $   1,095
  Depreciation and amortization............................................         20         87
  Deferred start-up costs..................................................        530        310
  Net operating loss carryforwards.........................................      1,508      4,386
                                                                             ---------  ---------
    Total gross deferred tax assets........................................      2,484      5,878
    Less valuation allowance...............................................      2,484      5,878
                                                                             ---------  ---------
    Net deferred taxes.....................................................  $      --  $      --
                                                                             ---------  ---------
                                                                             ---------  ---------

    The Company has provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

4. INCOME TAXES (CONTINUED)

    The reconciliation between the amount computed by applying the U.S. federal statutory tax rate of 34% to income taxes and the actual provision for income taxes as of September 30, 1997 and 1998 follows (in thousands):

                                                                             1997       1998
                                                                           ---------  ---------
Income tax at statutory rate.............................................  $  (1,591) $  (3,724)
Nondeductible expenses...................................................          6        416
Net operating loss and temporary differences for which no benefit was
  realized...............................................................      1,585      3,308
                                                                           ---------  ---------
    Total................................................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

    As of September 30, 1998, the Company has net operating loss carryforwards for federal and state tax purposes of approximately $11,500,000 and $8,300,000, respectively. These federal and state carryforwards begin to expire in 2012 and 2004, respectively.

    The Internal Revenue Code of 1986, and applicable state tax laws, impose substantial restrictions on the ability of the Company to utilize net operating losses and tax credit carryforwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. The Company's federal and state tax losses and tax credit carryover incurred through that date of change are subject to an annual limitation.

5. LONG-TERM DEBT AND LEASE COMMITMENTS

    The Company leases certain equipment and its facilities under various noncancelable operating leases. The leases expire from 1999 to 2004. The Company also leases certain computer equipment under capital leases. Future minimum lease payments under operating leases as of September 30, 1998, are as follows (in thousands):

                                                                                      CAPITAL    OPERATING
YEAR ENDING SEPTEMBER 30,                                                             LEASES      LEASES
-----------------------------------------------------------------------------------  ---------  -----------
1999...............................................................................  $     361   $   1,333
2000...............................................................................        361         951
2001...............................................................................        310         851
2002...............................................................................         --         851
2003...............................................................................         --         828
Thereafter.........................................................................         --         729
                                                                                     ---------  -----------
Total minimum lease payments.......................................................      1,032   $   5,543
                                                                                                -----------
                                                                                                -----------
Less amount representing imputed interest..........................................         88
                                                                                     ---------
Present value of minimum lease payments............................................        944
Less current portion...............................................................        297
                                                                                     ---------
Capital lease obligations, less current portion....................................  $     647
                                                                                     ---------
                                                                                     ---------

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

5. LONG-TERM DEBT AND LEASE COMMITMENTS (CONTINUED)
    Rental expense was $371,000 and $865,000 for the years ended September 30, 1997 and 1998, respectively.

    On November 22, 1996, the Company entered into an equipment line of credit for $400,000 with a financial institution and $380,000 was outstanding under the line of credit as of September 30, 1997. In August 1998, the Company repaid the entire amount outstanding under the line of credit and the line of credit was terminated.

    In November 1997, the Company entered into a lease line arrangement with a lending company in which the Company can obtain financing for up to $2,000,000. The lease term commences on January 1, 1998, and is for 42 months. Warrants to purchase up to 8,000 shares of Series B preferred stock, at an exercise price of $12.50 per share, were issued in conjunction with the lease line agreement (see
Note 3).

    In August 1998, the Company entered into an additional lease line arrangement with a lending company in which the Company can obtain financing for up to $1,000,000. The lease term commences on August 26, 1998, and is for 42 months. Warrants to purchase up to 3,636 shares of Series BB preferred stock, at an exercise price of $13.20 per share, were issued in conjunction with the lease line agreement (see Note 3).

    In March 1999, the Company entered into a new facilities operating sublease agreement. The lease term commences on May 1, 1999 and is for 90 months. Lease payments are made on an escalating basis with the total future minimum lease payments amounting to approximately $32,319,000 over the lease term. The Company must also contribute $1,316,000 toward initial improvement costs. In addition, the Company has also entered into a sub-sublease agreement for the same facilities. The Company has subleased part of the facilities from May 1, 1999 for a period of 8 months. Minimum sub-sublease receipts total approximately $269,000.

6. SUBSEQUENT EVENTS

    INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

    In April 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC), that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, all of the outstanding shares of the Company's convertible preferred stock will automatically convert into shares of common stock on a one-for-four basis, upon closing of the proposed IPO. The conversion of the convertible preferred stock and exercise of the common stock warrants for 524,400 shares has been reflected in the accompanying unaudited pro forma consolidated balance sheet.

    STOCK SPLIT

    On both March 16, 1999 and on April 20, 1999, the Board of Directors approved a two-for-one stock split of the Company's common stock thus effecting an overall four-for-one stock split as of April 20, 1999. The accompanying consolidated financial statements have been restated to give effect to the stock splits.

                          ARIBA, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1997 AND 1998
                       (INFORMATION AS OF MARCH 31, 1999,
                          AND FOR THE SIX MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

6. SUBSEQUENT EVENTS (CONTINUED)
    AUTHORIZED SHARES

    On April 20, 1999, the Board of Directors increased the number of authorized shares of common stock to 80,000,000, subject to stockholder approval. The accompanying consolidated financial statements have been restated to give effect to the increased authorized shares. If the offering is consummated, the authorized number of shares of common stock and preferred stock will increase to 200,000,000 and 20,000,000, respectively.

    EQUITY INCENTIVE PLAN

    The Company's Board of Directors approved the Equity Incentive Plan (the Incentive Plan) on April 20, 1999 under which 2,400,000 shares have been reserved for issuance. In addition, any shares not issued under the 1996 Stock Plan will also be available for grant. The number of shares reserved under the Incentive Plan will automatically increase annually beginning on January 1, 2000 by the lesser of 2,000,000 shares or 5% of the total amount of common stock shares outstanding. Under the Incentive Plan, eligible employees may purchase stock options, stock appreciation rights, restricted shares, and stock units. The exercise price for incentive stock options and non-qualified options may not be less than 100% and 85%, respectively, of the fair value of common stock at the option grant date.

    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Board of Directors adopted the Employee Stock Purchase Plan (the Purchase Plan) on April 20, 1999 under which 4,000,000 shares have been reserved for issuance. The Purchase Plan is pending approval by the stockholders. The number of shares reserved under the Incentive Plan will automatically increase beginning on January 1 of each year by the lesser of 750,000 shares or 2% of the total amount of common stock shares outstanding. Under the Purchase Plan, eligible employees may purchase common stock in an amount not to exceed 15% of the employees cash compensation. The purchase price per share will be 85% of the common stock fair value at the lower of certain plan defined dates.

    DIRECTORS STOCK OPTION PLAN

    The Company's Board of Directors adopted the Directors' Stock Option Plan (the Directors Plan) on April 20, 1999 under which 500,000 shares have been reserved for issuance. The Directors Plan is pending approval by the stockholders. Each non-employee joining the Board of Directors following the effective date of the initial public offering will automatically receive options to purchase 10,000 shares of common stock. In addition, each non-employee director will automatically receive options to purchase 2,500 shares of common stock at each annual meeting of the Board of Directors beginning after January 1, 2000. Each option will have an exercise price equal to the fair value of the common stock on the automatic grant date.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.


SEC registration fee............................................  $  35,167
NASD fee........................................................     13,150
Nasdaq National Market initial listing fee......................     95,000
Printing and engraving..........................................    350,000
Legal fees and expenses of the Registrant.......................    450,000
Accounting fees and expenses....................................    450,000
Blue sky fees and expenses......................................     10,000
Transfer agent fees.............................................     12,550
Miscellaneous...................................................    125,000
                                                                  ---------
    Total.......................................................  $1,540,867
                                                                  ---------
                                                                  ---------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance
for its directors and officers. Reference is also made to Section   of the
Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities, and Section 1.9 of the Amended and Restated Investor Rights Agreement contained in Exhibit 4.1 hereto, indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since our formation, we have issued and sold the following securities:

    1. On September 17, 1996, we issued and sold an aggregate of 14,537,600 shares of its common stock to nine founders of the Company for an aggregate purchase price of $7,268.80.

    2. On September 27, 1996, we issued and sold 3,000,000 shares of Series A Preferred Stock to a group of eight investors for an aggregate purchase price of $6,000,000.

    3. On November 13, 1996, we issued and sold an aggregate of 16,000 shares of its common stock to five individuals for an aggregate purchase price of $800.

    4. On May 9, 1997, we issued and sold an aggregate of 112,800 shares of its Series A Preferred Stock to one investor for an aggregate purchase price of $225,600.

    5. On August 15, 1997, we issued and sold 1,015,100 shares of Series B Preferred Stock to a group of 26 investors for an aggregate purchase price of $12,688,750.

    6. On October 15, 1997, we issued and sold an additional 40,000 shares of Series B Preferred Stock to an additional investor for an aggregate purchase price of $500,000.

    7. On November 11, 1997, we issued and sold a warrant to purchase 8,000 shares of Series B Preferred Stock to Lighthouse Capital Partners II, L.P.

    8. On December 19, 1997, we issued and sold an additional 104,000 shares of Series B Preferred Stock to an additional two investors for an aggregate purchase price of $1,300,000.

    9. On April 17, 1998, we issued and sold 189,394 shares of Series BB Preferred Stock to an investor for an aggregate purchase price of $2,500,000.80.

    10. On June 30, 1998, we issued and sold a warrant to purchase 524,400 shares of common stock to Chevron Corporation.

    11. On July 15, 1998, we issued and sold 8,000 shares of common stock to Blanc & Otus for an aggregate purchase price of $8,000.

    12. On August 26, 1998, we issued and sold a warrant to purchase 3,636 shares of Series BB Preferred Stock to Comdisco, Inc.

    13. We issued and sold an aggregate of 7,885,940 shares (assuming no exercise of stock options after March 31, 1999) of common stock to employees, consultants and other service providers pursuant to stock grants and exercises of options under our 1996 Stock Plan (Exhibit 10.2).

    14. We granted options to purchase 16,439,400 shares of common stock to employees, consultants and other service providers of the Company under our 1996 Stock Plan, of which 7,885,940 shares have been exercised as of March 31, 1999.

    The share amounts for the issuances of common stock referred to above reflect the two-for-one split of the common stock effected in March 1999 and the two-for-one split of the common stock effected in April 1999. Outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series BB Preferred Stock will be converted into shares of common stock at a one-to-four ratio effective upon the closing of this offering.

    The sale of the above securities was deemed to be exempt from registration under the Act in reliance upon Section 4(2) of the Act or Rule 701 promulgated under Section 3(b) of the Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
    1.1*   Form of Underwriting Agreement.

    3.1*   Amended and Restated Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of
             State on April 15, 1999.

    3.2*   Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed after the closing of the offering made pursuant to this Registration Statement.

    3.3*   Bylaws of the Registrant.

    3.4*   Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.

    3.5*   Amended and Restated Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of
             State on April 30, 1999.

    4.1*   Amended and Restated Investors' Rights Agreement, dated April 17, 1998.

    4.2*   Specimen Certificate of the Registrant's common stock.

    4.3*   Amended and Restated Investors' Rights Agreement, dated June 7, 1999.

    5.1*   Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant.

   10.1*   Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.

   10.2*   1996 Stock Plan, as amended.

   10.3*   1999 Equity Incentive Plan.

   10.4*   1999 Directors' Stock Option Plan.

   10.5*   Employee Stock Purchase Plan.

   10.6*   Industrial Complex Lease, dated August 11, 1997, by and between MP Caribbean, Inc. and the Registrant.

   10.7*   Lease Agreement, dated June 12, 1996, by and between Charleston Place Associates and U.S. Robotics Access
             Corp., as amended.

   10.8*   Sublease, dated February 1999, by and between 3Com Corporation, successor in interest to U.S. Robotics
             Access Corp., and the Registrant.

   23.1    Consent of Independent Accountants (see page S-1).

   23.2*   Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant.
             Reference is made to Exhibit 5.1.

   24.1*   Power of Attorney.

   27.1*   Financial Data Schedule.


------------------------

*   Previously filed.

    (b) Financial Statement Schedule

    Financial Statement Schedules are not listed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 21st day of June, 1999.


                                ARIBA, INC.

                                By:              /s/ KEITH J. KRACH
                                     -----------------------------------------
                                                   Keith J. Krach
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                                President, Chief Executive
      /s/ KEITH J. KRACH          Officer and Chairman of
------------------------------    the Board (Principal         June 21, 1999
        Keith J. Krach            Executive Officer)

                                Chief Financial Officer,
                                  Vice President-- Finance
     /s/ EDWARD P. KINSEY         and Administration and
------------------------------    Secretary (Principal         June 21, 1999
       Edward P. Kinsey           Financial and Accounting
                                  Officer)

              *
------------------------------  Director                       June 21, 1999
       Robert C. Kagle

              *
------------------------------  Director                       June 21, 1999
         Paul Hegarty

              *
------------------------------  Director                       June 21, 1999
       John B. Mumford

              *
------------------------------  Director                       June 21, 1999
       Hatim A. Tyabji


*By:     /s/ KEITH J. KRACH
      -------------------------
          (Keith J. Krach,
          Attorney-in-fact)

                        CONSENT OF INDEPENDENT AUDITORS


    We consent to the use of our report included herein and to the references to our firm under the headings "Experts" and "Selected Consolidated Financial Data" in the prospectus.


                                          /s/ KPMG LLP


Mountain View, California
June 21, 1999

                               INDEX TO EXHIBITS


EXHIBIT NO.                                                 EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------
      1.1*   Form of Underwriting Agreement.
      3.1*   Amended and Restated Certificate of Incorporation of the Registrant, filed with the Delaware
               Secretary of State on April 15, 1999.
      3.2*   Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed after the closing of the offering made pursuant to this Registration Statement.
      3.3*   Bylaws of the Registrant.
      3.4*   Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.
      3.5*   Amended and Restated Certificate of Incorporation of the Registrant, filed with the Delaware
               Secretary of State on April 30, 1999.
      4.1*   Amended and Restated Investors' Rights Agreement, dated April 17, 1998.
      4.2*   Specimen Certificate of the Registrant's common stock.
      4.3*   Amended and Restated Investors' Rights Agreement, dated June 7, 1999.
      5.1*   Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant.
     10.1*   Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.
     10.2*   1996 Stock Plan, as amended.
     10.3*   1999 Equity Incentive Plan.
     10.4*   1999 Directors' Stock Option Plan.
     10.5*   Employee Stock Purchase Plan.
     10.6*   Industrial Complex Lease, dated August 11, 1997, by and between MP Caribbean, Inc. and the
               Registrant.
     10.7*   Lease Agreement, dated June 12, 1996, by and between Charleston Place Associates and U.S. Robotics
               Access Corp., as amended.
     10.8*   Sublease, dated February 1999, by and between 3Com Corporation, successor in interest to U.S.
               Robotics Access Corp., and the Registrant.
     23.1    Consent of Independent Accountants (see page S-1).
     23.2*   Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant.
               Reference is made to Exhibit 5.1.
     24.1*   Power of Attorney.
     27.1*   Financial Data Schedule.


------------------------

*   Previously filed.